March 9, 2006        FOR IMMEDIATE RELEASE

Canetic Resources Announces Record

Year-End Financial Results and Reserves for 2005 for predecessor,

Acclaim Energy Trust

CALGARY, ALBERTA - (CNE.UN – TSX; CNE - NYSE)  Canetic Resources Trust (“Canetic” or the “Trust”) successor to the business of Acclaim Energy Trust (“Acclaim”), is pleased to announce the financial and operating results of Acclaim for the fourth quarter and full year 2005.  It was another exciting year for Acclaim, a year in which we executed on our business strategies, delivering strong results with our exploitation program as well as continuing to grow the trust through acquisition.  The year 2005 was highlighted by the merger of Acclaim and StarPoint Energy Trust (“StarPoint”) to form Canetic, one of the largest conventional oil and gas trusts in North America with an enterprise value of more than $5 billion.  The transaction was announced on September 19, 2005 and closed January 5, 2006.

Highlights of Acclaim’s year include:

▪

Maintained average annual production of more than 40,000 boe/d for 2005.  Average production increased 21.0 percent to 40,460 boe/d in 2005 compared to 33,421 boe/d in 2004.  Production in the fourth quarter totaled 39,541 boe/d compared to 40,227 boe/d in the third quarter of 2005.

▪

Acclaim generated record cash flow of $360.5 million ($3.36 per basic unit) in 2005 compared to $233.5 million ($2.61 per basic unit) in 2004, an increase of 54 percent.  Cash flow of $106.5 million ($0.97 per basic unit) in the fourth quarter of 2005 increased 44 percent compared to cash flow of $73.8 million ($0.72 per basic unit) realized in the same period last year and was also 15 percent higher than cash flow reported for the third quarter of 2005 of $92.7 million ($0.86 per basic unit).

▪

Delivered a total return to unitholders of 45 percent in 2005 and provided consistent monthly distributions of $0.1625 per unit or $1.95 per unit for the year.  Compared to cash flow per unit of $3.36, this represents a solid payout ratio of 58 percent.

▪

Completed the most active development program in Acclaim’s history with development expenditures of $172.2 million.  In 2005, Acclaim’s operated program resulted in the drilling of 102 gross (92.1 net) wells while also participating in 70 gross (14.5 net) non-operated wells with an overall success rate of 99 percent.

▪

Acclaim’s capital program replaced 125 percent of its 2005 production on a proved plus probable basis at a finding, development and acquisition cost of $9.78 per boe excluding future development capital and $13.01 per boe including future development capital.  Acclaim also replaced 108 percent of its production on a total proved reserves basis at a finding, development and acquisition cost of $11.36 per boe excluding future development costs and $13.73 including future development costs.  These exceptional results were achieved spending only 50 percent of cash flow and are indicative of the quality of assets acquired by Acclaim over the past three years.

▪

On January 5, 2006, Acclaim completed its merger with StarPoint to form Canetic.  Acclaim and StarPoint were delisted on January 6, 2006 and Canetic began trading on the Toronto Stock Exchange (symbol:  CNE.UN) on January 9, 2006.  Subsequently, Canetic also listed on The New York Stock Exchange (symbol:   CNE) and began trading on February 15, 2006.

The transaction between Acclaim and StarPoint to form Canetic is being accounted for as an acquisition by Acclaim, therefore Acclaim’s results and operating history will be utilized for comparative purposes when Canetic releases its first quarter results on May 9, 2006.

A conference call to discuss these results will be hosted at 9  a.m. MST (11  a.m. EST) on Friday, March 10, 2006. The call will also be available via audio webcast from Canetic Resources Trust’s website (www.canetictrust.com) and from the VCall website (www.vcall.com).  To participate Toll-Free across North America call: 1-877-888-4210 or within Toronto and area call:  416-695-6622.  A recorded playback of the call will also be made available until March 24, by calling toll-free across North America:  1-888-509-0081 or within Toronto and area call:  416-695-5275.

ACCLAIM 2005 HIGHLIGHTS
Financial
($millions except per unit amounts)	Three months ended December 31			Year ended December 31
	2005	2004	% Change	2005	2004	% Change

Gross Revenue	234.1	170.5	37%	800.2	521.5	53%
Cash flow from operations	106.5	73.8	44%	360.5	233.5	54%
Per unit - basic	0.97	0.72	35%	3.36	2.61	29%
Per unit - diluted	0.95	0.70	36%	3.32	2.58	29%
Net earnings	48.7	23.7	105%	65.8	31.3	110%
Per unit - basic	0.44	0.23	91%	0.61	0.35	74%
Per unit - diluted	0.44	0.23	91%	0.61	0.35	74%
Distributions	53.3	49.5	8%	207.5	171.8	21%
Per unit	0.4875	0.4875	-	1.9500	1.9500	-
Capital expenditures
Development expenditures	72.0	38.9	85%	172.2	91.8	88%
Net capital expenditures	75.6	49.6	52%	181.2	570.1	-68%
Total assets	1,571.1	1,559.2	1%	1,571.1	1,559.2	1%
Long-term debt	309.1	283.8	9%	309.1	283.8	9%
Net debt (excluding financial derivatives)	331.8	300.6	10%	331.8	300.6	10%
Unitholders' equity	764.6	781.0	-2%	764.6	781.0	-2%

Weighted average trust units (000s)	109,791	103,180	6%	107,202	89,583	20%
Trust units outstanding at year end (000s)	109,904	103,580	6%	109,904	103,580	6%

Operating

Production
Natural gas (mmcf/d)	105.8	108.2	-2%	104.5	94.2	11%
Crude oil (bbl/d)	16,945	18,739	-10%	17,779	13,731	29%
Natural gas liquids (bbl/d)	4,970	6,005	-17%	5,267	3,988	32%
Barrel of oil equivalent (boe/d) @6:1	39,541	42,780	-8%	40,460	33,421	21%

Average prices
Natural gas ($/mcf)	12.29	6.91	78%	9.08	6.91	31%
Natural gas ($/mcf) (net of hedging)	11.74	6.82	72%	8.84	6.76	31%
Crude oil ($/bbl)	59.37	48.18	23%	57.78	46.44	24%
Crude oil ($/bbl) (net of hedging)	46.35	40.66	14%	46.83	39.62	18%
Natural gas liquids ($/bbl)	44.97	33.81	33%	40.44	34.18	18%

Reserves (proved and probable)
Natural gas (bcf)	277.2	255.5	8%	277.2	255.5	8%
Crude oil and liquids (mbbl)	70,147	70,014	0%	70,147	70,014	0%
Total reserves (mboe)	116,353	112,601	3%	116,353	112,601	3%

Drilling activity (gross)
Gas wells	40	18	-	81	55	-
Oil wells	41	51	-	87	89	-
Standing/service	-	3	-	2	4	-
Dry and abandoned	1	6	-	2	8	-
Total gross wells	82	78	-	172	156	-
Total net wells	52.4	51.4		106.6	84.6	-
Success rate (%)	99%	93%	-	99%	95%	-

 MESSAGE TO UNITHOLDERS

Acclaim made another significant leap forward in 2005 through the continued execution of its business strategy on all fronts, delivering continued growth through the merger with StarPoint, providing solid results from its exploitation program with excellent finding, development and acquisition costs and maintaining consistent distributions which supported a total return to unitholders of 45 percent in 2005.

Another defining event in Acclaim’s history was the merger of Acclaim and StarPoint to form Canetic.  The strategic combination of these two trusts created the third largest producing conventional oil and gas trust in Canada with the following attributes:

▪

Significant enterprise value of over $5 billion.

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High quality reserve base of 238 mmboe on a proved plus probable basis with a reserve life index of approximately 9 years.

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High quality asset base characterized by large oil and gas in place with opportunities to add reserves and increase recovery factors through optimization, development drilling and other secondary and tertiary recovery schemes.

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Diversified production base of approximately 75,000 boe/d weighted 60 percent to primarily light oil and 40 percent to natural gas.

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Conservative balance sheet with proforma net debt of less than 1.0 times forward cash flow.

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Increased distribution levels, now at $0.23 per unit per month, which represents an 18 percent increase to former Acclaim unitholders and a five percent increase to former StarPoint unitholders.

Canetic is being led by the former Acclaim management team.  The Trust’s Board of Directors is comprised of Acclaim’s former directors with the addition of Paul Colborne, a former Director, and the former President and CEO of StarPoint.

We are now one of the largest conventional oil and gas trusts in North America and well positioned to create long term value for unitholders.  We believe that our size will improve our competitive position with respect to large acquisitions, improve our ability to expand outside of western Canada and allow us to participate in longer term more capital intensive projects.  We also believe that being larger and listing on the NYSE will improve our liquidity and provide an opportunity to increase our valuation through exposure to the US capital markets.

One of our objectives when we announced the merger of Acclaim and StarPoint was to be aggressive with the integration of the two organizations and “hit the ground running” on January 5, 2006 when we closed the transaction.  We are pleased to report that we achieved our objective and that a combined organization supported by integrated information systems was in place prior to closing.  In addition, we added over 40 employees in the fourth quarter of 2005 in anticipation of closing in January 2006.  The management and employees of both Acclaim and StarPoint should be congratulated for their commitment and professionalism in combining these organizations.

A significant component of Acclaim’s and now Canetic’s business strategy is to be operationally focused and create value internally.  In addition to integrating the people, systems and assets of StarPoint, we also completed the most significant development program in Acclaim’s history with great results.  Acclaim’s capital program replaced 125 percent of its production on a proved plus probable basis at a finding, development and acquisition cost of $9.78 per boe excluding future development capital.  On a total proved basis, Acclaim replaced 108 percent of its production at a finding, development and acquisition cost of $11.36 per boe excluding future development capital.  As a result, Acclaim’s recycle ratio, defined as operating netback divided by finding, development and acquisition cost, was 3.4 times on a proved plus probable basis and 2.9 times on a total proved basis.  These results, which include positive technical revisions, are indicative of the quality of our reserve and opportunity base.

REVIEW OF OPERATIONS

Acclaim’s 2005 capital program was characterized by large optimization programs through the first half of the year, and broader drilling programs through the second. We estimate that our optimization programs added over 7,500 boe/d of new production at less than $10,000/boe/d. Areas of focus included central Alberta (Acheson), and Willesden Green, with additional programs in the Drayton Valley, Southern and Eastern areas. In addition, we estimate that our drilling program added close to 2,800 boe/d at year end, with an additional 1,500 boe/d that has come on stream or is expected to come on stream in the first quarter 2006. Acclaim was also active through 2005 in the acquisition of land in our core areas investing slightly more than $10.0 million.  Over $8.0 million of this amount was invested in deeper portions of the basin where multiple horizon gas potential exists. These investments will help to ensure that we continue to maintain a significant inventory of exploitation opportunities.

In 2005, Acclaim also continued to focus on the generation of long term value creation in our programs, as characterized by the significant reserve additions through the year. We were successful in generating low finding, development and acquisition costs and high recycle ratios in a rising cost environment and extremely active industry. Acclaim will continue to focus on programs that efficiently add low cost production, while balancing the need for cost effective reserve additions to ensure long term sustainability.

Overall, Acclaim incurred $172.2 million of development expenditures in 2005.  Acclaim’s operated program resulted in the drilling of 102 gross (92.1 net) wells while also participating in 70 gross (14.5 net) wells with an overall success rate of 99 percent.  In addition, Acclaim also completed over 400 operated optimization events.

In the fourth quarter, Acclaim had the busiest quarter of drilling in its three year history; participating in 82 gross (52.4 net) wells with a success rate of 99 percent. Of the 82 wells, 53 gross (46.2 net) wells were operated, while 29 (6.2 net) wells were operated by our partners. This drilling resulted  in 41 gross (30.5 net) oil wells and 40 gross (20.9 net) gas wells with one abandonment due to well bore integrity.

At the end of the fourth quarter, Acclaim had 17 service rigs and three drilling rigs in operation, exiting 2005 with production of approximately 40,000 boe/d.  Exit rate production for the combination of Acclaim and StarPoint was approximately 75,000 boe/d.

Fourth quarter development expenditures totaled $72.0 million, including $38.6 million for drilling and $7.8 million for facility and optimization programs. This compared with third quarter total expenditures of $38.4 million.

The fourth quarter was highlighted by aggressive exploitation activity in the following areas:

▪

At Willesden Green and Gilby, our drilling program continued, targeting Nordegg and Rock Creek gas, Cardium oil and Edmonton shallow gas.  At Willesden Green, a total of 14 wells were drilled, including 12 gas wells with a 100 percent success rate.  Nine of these wells targeted the Edmonton Sand and three wells targeted the Nordegg and Rock Creek.  Acclaim also drilled two Cardium oil wells. Canetic plans to continue the successful exploitation program in this area through 2006.

▪

At Pouce Coupe, the Trust continued work to bring production on stream from the successful drilling program. Acclaim has experienced delays associated with warm weather and anticipates the production from the 2005 Pouce Coupe program to be on stream late in the first quarter of 2006.

▪

At Dodsland, Acclaim drilled 20 shallow oil wells which will come onstream during the first quarter of 2006.

▪

At Mitsue, six oil wells were drilled and cased during the quarter, of which four will be on production in the first quarter.  Canetic and Unit partners will monitor production from these wells before committing to drilling additional locations.  However, the aggressive program of re-entries, workovers and recompletions is ongoing.

▪

In the Acheson, Spruce Grove, Yekau Lake areas, four wells were drilled in the fourth quarter.  Two stepout wells targeting oil in the Detrital were cased for oil and will lead to additional drilling in the first quarter 2006, while one other well was cased for Ellerslie gas.  The fourth well, the 03-11 location, which targeted the Leduc formation, was abandoned after experiencing a severe gas kick and will be re-drilled in the first quarter 2006.

▪

At Rose Creek, six wells were drilled with 100 percent success.  Four of these wells were drilled for Cardium oil and two were drilled for Edmonton Sands gas.  All of these wells are expected to be onstream during the first quarter 2006.

▪

During the fourth quarter, Acclaim reached an agreement to joint venture the 13,000 acre Blackhawk land block in northeast British Columbia.  Acclaim will pay 20 percent to drill and complete Cadomin and Doig wells while retaining the right to participate for 50 percent at the stage of equip and tie-in of the wells.  Acclaim remains optimistic about the multiple horizon potential of this property and is eagerly waiting the spudding of up to three Cadomin wells and one Doig well in the first half of 2006.

▪

Non-operated, partner wells were drilled at Routledge in Manitoba, Pouce Coupe in northwest Alberta and at Buick Creek in northeast B.C.  Our coal bed methane (“CBM”) joint venture at Corbett Creek began to gain momentum with the drilling of two horizontal wells.  The solid initial production rates from these wells have lead to another three wells being planned for the first quarter.  CBM is becoming an increasingly large component of the capital program as we move forward in 2006.  Canetic has in excess of 60,000 gross acres and four active joint ventures in the active Corbett Creek area.

Fourth quarter volumes averaged 39,541 boe/d, a slight decrease from third quarter volumes of 40,227 boe/d due to natural declines and ongoing well maintenance activities. Production during the quarter was comprised of 105.8 mmcf/d of natural gas, 16,945 bbls/d of oil and 4,970 bbls/d of natural gas liquids.

Volumes in the Acheson Leduc D3 continued to decline during the quarter as the reservoir enters its previously predicted “blow down” phase. These declines are proceeding as expected with the Trust utilizing inventoried opportunities to backfill gas plant capacity and redeploying cash generated from this property to other, lower decline properties in our portfolio.

Acclaim's operating costs were negatively impacted by rising cost pressures being experienced throughout the industry. Operating expenses averaged $9.05/boe for the fourth quarter and $8.49/boe for the full year. The Trust continues to work to minimize these increases in operating costs going forward. Acclaim also experienced upward pressure on the cost of executing on capital programs. This is again consistent with industry trends, however going forward Canetic expect to continue to create significant long term value from our exploitation efforts, and will continue to seek opportunities to mitigate cost pressures on our programs through planning and program management efforts.

FINANCIAL RESULTS

For the year ended December 31, 2005, Acclaim achieved record financial and operating results.  Increased production volumes combined with increased crude oil and natural gas prices contributed to the significant gains.  The production increases resulted primarily from the full year impact of the ChevronTexaco property acquisition which closed on June 30, 2004 and incremental production from our 2004 and 2005 drilling and optimization programs.

Gross revenue from petroleum and natural gas sales totaled $800.2 million in 2005, up 53 percent from $521.5 million in 2004.  Revenue in the fourth quarter increased to $234.1 million, up 37 percent from $170.5 million in the fourth quarter 2004.  The fourth quarter increase is attributed to higher realized commodity prices offset marginally by lower production volumes quarter over quarter.

For the year ended December 31, 2005, cash flow from operations totaled $360.5 million or $3.36 per basic unit, representing a 54 percent increase from $233.5 million or $2.61 per basic unit during the same period in 2004.  Our 2005 cash flow includes a realized loss on financial derivative contracts of $80.2 million or $0.75 per basic unit as compared to a loss of $39.4 million or $0.44 per basic unit in 2004.  Cash flow during the fourth quarter amounted to $106.5 million or $0.97 per basic unit, 44 percent higher than the $73.8 million or $0.72 per basic unit reported for the corresponding period in 2004.

Net income totaled $65.8 million or $0.61 per basic unit as compared to $31.3 million or $0.35 per basic unit in 2004.  Net income includes the fourth quarter earnings of $48.7 million or $0.44 per basic unit as compared to $23.7 million or $0.23 per basic unit in 2004.

The price of West Texas Intermediate (“WTI”) crude averaged US $56.56/bbl in 2005 including a fourth quarter price of US$60.02/bbl.  For the year ended December 31, 2005 Acclaim received an average oil price of $57.78/bbl compared to $46.44/bbl in 2004.  Our average oil price was $59.37/bbl in the fourth quarter, up 23 percent from $48.18 during the same quarter a year earlier.  The price received by Acclaim was impacted during the quarter by crude oil quality differentials and the exchange rate between the Canadian and US dollar. The exchange rate averaged US $0.8253 in 2005, appreciating 7 percent from US $0.7683 a year earlier.

The Trust’s average natural gas price was $9.08/mcf for 2005, up 31 percent from $6.91/mcf for the same period a year earlier.  Our natural gas price in the fourth quarter averaged $12.29/mcf, up significantly from $6.91/mcf during the fourth quarter 2004.

Acclaim’s net debt as at December 31, 2005 excluding the financial derivative liability totaled $331.8 million or approximately 1.0 times trailing 2005 cash flow.  Included in the accounts payable are approximately $12.0 million of accrued costs associated with the Acclaim StarPoint transaction.

During 2005, convertible debentures totaling $63.2 million were converted to trust units.  At December 31, 2005, debentures totaling $16.3 million remained outstanding.

CASH DISTRIBUTIONS

During 2005, Acclaim paid total cash distributions of $207.5 million or $1.95 per Trust unit, resulting in a 2005 payout ratio of 58 percent.  During the fourth quarter, Acclaim paid $53.3 million in distributions or $0.488 per Trust unit, representing a payout ratio of 50 percent.  As at year end, Acclaim has provided unitholders with 39 consecutive months of consistent distributions.  Following the closing of the plan of arrangement, Canetic’s distribution level was increased to Cdn $0.23 per unit per month.  This level of distribution, annualized at $2.76/unit, represents a projected payout ratio of 60 to 65 percent based on current commodity prices.

DOWNSIDE PROTECTION

Although global supply and demand are closely in balance, political turmoil associated with various parts of the middle east, Nigeria and Venezuela have resulted in a risk premium being imbedded in current crude oil prices. Any easing of such turmoil could result in the disappearance of this risk premium and potential price declines. To protect from potential price declines, Canetic has hedged approximately 35 percent of its budgeted 2006 crude oil production and 30 percent of its forecast 2007 crude oil production through the use of financial collars and swaps.

Although the long term expectations for natural gas prices are bullish, the historically warm winter of 2005-2006 has resulted in record high inventory levels. The result of this has been a recent downward pressure on prices. Canetic has hedged the price on roughly one-third of its budgeted 2006 gas production through the use of financial collars and swaps.

TAX CONSEQUENCES OF MERGER BETWEEN ACCLAIM AND STARPOINT

Canetic has posted extensive information regarding the merger between Acclaim and StarPoint for unitholders as at January 5, 2006.  This tax information has been posted to the website at www.canetictrust.com.  The website also includes an online system which has been developed primarily for taxable Canadian unitholders who, in order to allow the transaction to be tax-deferred, must complete the Section 85 joint tax election.

TAXABILITY OF UNITHOLDER DISTRIBUTIONS

 On February 3, 2005, Canetic issued its 2005 distribution tax information for Canadian and US unitholders for former unitholders of Acclaim, followed by the release of distribution tax information for former unitholders of APF Energy Trust on February 27, 2006.  Information for former unitholders of StarPoint was released on March 6, 2006.  Please refer to the table below for a summary of distribution tax information.

Based on its current business and financial model, Canetic estimates that for 2006 income tax purposes, its distributions will be comprised of 5 to 15 percent return of capital and 85 to 95 percent income for Canadian investors.  For US investors, Canetic estimates that its distributions for 2006 will be zero to 10 percent return of capital and 90 to 100 percent qualifying dividend income as computed under US income tax law.  This tax estimate is based on information available to Canetic’s management as of March 9, 2006, and is subject to change based on a variety of circumstances including, but not limited to commodity prices, acquisitions, tax and royalty rates. Actual taxable amounts will be provided in early 2007.

2005 Distribution Tax Information for Canadian Unitholders

Canadian Unitholders
	Taxable (other income)	Tax-deferred (return of capital)
Acclaim Energy Trust	68.72%	31.28%
APF Energy Trust (pre StarPoint merger, Jan. 1, 2005 - June 27, 2005)	87.74%	12.26%

StarPoint Energy Trust (pre APF merger, Jan. 7, 2005 - June 27, 2005)	67.57%	32.43%

StarPoint Energy Trust (post APF merger, June 27, 2005 - Dec. 31, 2005)	94.38%	5.62%

2005 Distribution Tax Information for US Unitholders

	Qualified Dividend	Tax-deferred (return of capital)
Acclaim Energy Trust	75.03%	24.97%
APF Energy Trust	100.00%	0.00%
StarPoint Energy Trust	100.00%	0.00%

UPDATE ON TAX TREATMENT OF TRUSTS

On November 23, 2005, the Department of Finance issued a news release calling an end to the consultation process it began in September of 2005 in respect of its review of the income tax treatment of income trust and other flow-through entities.  The announcement provided for a more level playing field between corporations and trusts through a reduction of the personal tax rate on dividends paid by Canadian corporations.  There were no changes proposed to the current tax treatment of income trusts.

Canetic believes the Government’s decision was fair from a policy perspective and contributed to a return of market stability for the income trust sector.  We appreciated the opportunity to actively participate in the consultation process and to showcase the importance of the trust sector in the Canadian economy.

CANETIC RESOURCES ANNUAL GENERAL MEETING

The Annual Meeting of Unitholders will be held on Tuesday, May 9, 2006 at 3:00 p.m. in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta.  All unitholders are welcome to attend.    Canetic’s financial and operating report for the first quarter 2006 will also be released after close of markets the same day.

RESERVES

2005 reserve highlights were dominated by successful development activities and positive technical revisions, which are indicative of our quality reserve and opportunity base.  In addition, we have also included the reserves of StarPoint to present the combined reserves of Canetic as at December 31, 2005.

Acclaim’s highlights for 2005 included:

▪

Replaced 125 percent of annual production at a finding, development and acquisition cost of $9.78 per boe excluding future development capital for proved plus probable reserves and $13.01 per boe including future development capital.  This was accomplished spending 50 percent of 2005 cash flow.

▪

Our internal development program delivered 17.8 mmboe of proved plus probable reserves and 1.7 mmboe from economic factors, primarily due to increased prices.  These reserve additions were realized from various play types including:

▪

Natural gas and crude oil from multiple horizons at Acheson uphole from the Leduc D3 zone which is currently on gas blow down.

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Natural gas from multiple horizons at Willesden Green related to our gas drilling program in 2005.

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Natural gas from multiple horizons at Pouce Coupe related to our drilling program in 2005.

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Coal bed methane gas at Corbett Creek.

▪

Including StarPoint, Canetic’s reserves on a proforma basis as at December 31, 2005 totaled 172.0 mmboe of total proved reserves and 238.4 mmboe of proved plus probable reserves. This represents an increase of 96 percent and 112 percent respectively compared to reserves reported by Acclaim on December 31, 2004.

Reserves included herein are stated on a company interest basis (before royalty burdens and including royalty interests) unless noted otherwise.  All reserves information has been prepared in accordance with National Instrument (“NI”) 51-101.  In addition to the detailed information disclosed in this press release more detailed information on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) will be included in Canetic’s Annual Information Form (“AIF”) which will be filed on SEDAR at www.sedar.com on or before March 31, 2006.

Canetic’s oil and gas reserves as at December 31, 2005 were evaluated by the independent engineering firm of GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Limited (“Sproule”) in compliance with National Instrument 51-101.  The compilation of the engineering firm’s reports was completed by Canetic. Under NI 51-101 guidelines, proved reserves are qualified as those reserves that have at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimates. Proved  plus probable reserves are defined as those reserves that have at least a 50 percent probability of being exceeded at the reported level.  They are the best estimate, or the most realistic case.  It is equally likely that the actual reserves will be higher or lower than the estimate.  It should not be assumed that the estimates of net present values of reserves presented in the tables below represent the fair market value of the reserves.

Summary of Oil and Gas Reserves Company Interest

Forecasted Prices and Costs

	Light and
	Medium	Heavy Oil	Natural Gas	Natural
	Crude Oil		Liquids	Gas	Total
	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mboe)
Proved
Developed producing	66,797	16,564	8,707	268,785	136,865
Developed non-producing	2,295	1,892	932	31,740	10,408
Undeveloped	13,435	1,396	749	55,074	24,759
Total proved	82,526	19,852	10,387	355,599	172,032
Probable	33,544	6,502	3,653	135,895	66,347
Total proved plus probable	116,069	26,354	14,040	491,494	238,378
Note: May not add due to rounding

Net Present Value of Reserves – Forecasted Prices and Costs

		Discounted	Discounted	Discounted	Discounted
	Undiscounted	at 5%	at 10%	at 15%	at 20%
	($M)	($M)	($M)	($M)	($M)
Proved
Developed producing	3,869,809	3,040,225	2,571,173	2,261,424	2,037,449
Developed non-producing	268,511	202,284	166,720	143,232	126,104
Undeveloped	504,181	366,783	281,124	222,193	179,069
Total proved	4,642,501	3,609,292	3,019,017	2,626,849	2,342,622
Probable	1,751,663	1,072,083	767,825	596,645	486,468
Total proved plus probable	6,394,164	4,681,375	3,786,842	3,223,494	2,829,090
Note: May not add due to rounding. Estimates of net present values do not represent fair market value.

Pricing Assumptions – Forecasted Prices and Costs

The price assumptions utilized to determine the reserves and cash flows above was an average of the GLJ and Sproule January 1, 2006. The first six years of such forecasts are shown below.

		Crude Oil		Bank of Canada
	Crude Oil	Edmonton	Natural Gas	Average Noon
Year	WTI	Light	AECO	Exchange Rate
	($US/bbl)	($CDN/bbl)	($CDN/MMBtu)	($US/$CDN)

2006	58.91	68.16	11.09	0.850
2007	58.30	67.50	10.05	0.850
2008	52.80	60.99	8.47	0.850
2009	49.10	56.64	7.68	0.850
2010	47.13	54.32	7.38	0.850
2011	46.74	53.86	7.30	0.850

		Crude Oil		Bank of Canada
	Crude Oil	Edmonton	Natural Gas	Average Noon
Year	WTI	Light	AECO	Exchange Rate
	($US/bbl)	($CDN/bbl)	($CDN/MMBtu)	($US/$CDN)

2006	58.91	68.16	11.09	0.850
2007	58.30	67.50	10.05	0.850
2008	52.80	60.99	8.47	0.850
2009	49.10	56.64	7.68	0.850
2010	47.13	54.32	7.38	0.850
2011	46.74	53.86	7.30	0.850

Summary of Oil and Gas Reserves Company Interest

Constant Prices and Costs

	Light and
	Medium	Heavy Oil	Natural Gas	Natural
	Crude Oil		Liquids	Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Proved
Developed producing	68,945	16,547	8,936	280,274	141,149
Developed non-producing	2,320	1,897	940	32,050	10,499
Undeveloped	13,555	1,400	761	56,081	25,062
Total proved	84,829	19,844	10,637	368,405	176,710
Probable	34,755	6,539	3,750	141,545	68,635
Total proved plus probable	119,584	26,382	14,387	509,950	245,345
Note: May not add due to rounding

 (1) “Company Interest” means in relation to Canetic’s interest in reserves, its “Corporation gross reserves”, which are Canetic’s working interest (operating and non-operating) share before deduction of royalties,  plus Canetic’s royalty interests in reserves.

Net Present Value of Reserves – Constant Prices and Costs

		Discounted	Discounted	Discounted	Discounted
	Undiscounted	at 5%	at 10%	at 15%	at 20%
	($M)	($M)	($M)	($M)	($M)
Proved
Developed producing	4,522,279	3,454,547	2,847,088	2,449,795	2,166,898
Developed non-producing	312,185	233,289	189,098	159,729	138,455
Undeveloped	654,240	468,570	354,845	277,584	221,696
Total proved	5,488,704	4,156,406	3,391,031	2,887,108	2,527,048
Probable	2,109,267	1,290,900	913,897	699,731	561,982
Total proved plus probable	7,597,971	5,447,307	4,304,929	3,586,838	3,089,030
Note: May not add due to rounding

Pricing Assumptions – Constant Prices and Costs

Crude Oil
	Crude Oil	Edmonton	Natural Gas	Exchange
Year	WTI	Light	AECO	Rate
	($US/bbl)	($CDN/bbl)	($CDN/MMBtu)	($US/$CDN)
(Year End)
2005	61.04	68.20	9.85	0.8589

NET ASSET VALUE

The following net asset value calculation utilizes what is generally referred to as the "produce-out" net present value of Canetic’s oil and gas reserves based on forecast prices as provided by independent evaluators. It does not take into account the development and growth in additional reserves in its existing properties beyond those included in the 2005 year-end report.  The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that will vary over time.

NAV - Discounted at 5 and 10 percent

	December 31, 2005 Constant Prices		December 31, 2005 Forecasted Prices
	5%	10%	5%	10%
$Millions
Proved Plus Probable (a)	$5,447.3	$4,304.9	$4,681.4	$3,786.8
Undeveloped Lands + Seismic (b)	113.7	113.7	113.7	113.7
Long-term Debt, net of Working Capital (c)	(777.7)	(777.7)	(777.7)	(777.7)
Net Asset Value	$4,783.3	$3,641.0	$4,017.4	$3,122.9
Units Outstanding (000’s) (d)	203,987	203,987	203,987	203,987
NAV/Unit	$23.45	$17.85	$19.69	$15.31

(a)

As evaluated by GLJ Ltd. and Sproule.

(b)

Internal Estimate

(c)

Represents an estimate of combined long term debt net of working capital excluding commodity and foreign currency contracts for Acclaim and StarPoint.

(d)

Represents total trust units outstanding for Canetic, including trust units issuable for exchangeable share and debentures January 5, 2006.

In the absence of reserve additions by the Trust, the NAV per unit will decline as the reserves are produced out.  The cash flow generated by the production relates directly to the cash distributions paid to unitholders.  Canetic seeks to add value, improve profitability and increase reserves in order to enhance Canetic’s NAV.

RESERVE RECONCILIATION

Reconciliation of Company Interest  Reserves by Principal Product Type

Forecast Prices and Costs

	Light and	Heavy	Natural	Natural Gas
	Medium Crude	Oil	Gas	Liquids	Total
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mboe)
Proved Producing
Acclaim Opening Balance	32,242	7,199	174,198	7,407	75,881
Acquisitions	29	-	73	2	43
Dispositions	(356)	-	(609)	(11)	(468)
Discoveries	77	48	2,927	39	651
Extensions	273	607	7,962	339	2,546
Infill Drilling	411	-	1,444	28	680
Improved Recovery	479	381	3,625	117	1,580
Economic Factors	484	108	2,613	111	1,138
Technical Revisions	2,924	100	8,783	702	5,190
Production	(4,700)	(1,789)	(38,135)	(1,923)	(14,768)
Acclaim Closing Balance	31,863	6,653	162,881	6,811	72,474
StarPoint Closing Balance	34,933	9,911	105,904	1,896	64,391
Canetic Closing Balance	66,797	16,564	268,785	8,707	136,865

Total Proved
Acclaim Opening Balance	37,730	9,150	197,008	7,945	87,660
Acquisitions	29	-	73	2	43
Dispositions	(384)	-	(2,297)	(26)	(793)
Discoveries	77	280	2,960	39	889
Extensions	643	316	32,526	749	7,128
Infill Drilling	758	-	4,394	76	1,566
Improved Recovery	132	381	2,282	199	1,092
Economic Factors	566	137	2,955	119	1,315
Technical Revisions	2,562	94	7,503	804	4,711
Production	(4,700)	(1,789)	(38,135)	(1,923)	(14,768)
Acclaim Closing Balance	37,413	8,568	209,270	7,984	88,843
StarPoint Closing Balance	45,112	11,284	146,330	2,404	83,188
Canetic Closing Balance	82,525	19,852	355,600	10,388	172,032

Proved Plus Probable
Acclaim Opening Balance	47,757	11,853	255,518	10,404	112,601
Acquisitions	29	-	388	2	96
Dispositions	(547)	-	(2,864)	(38)	(1,062)
Discoveries	442	525	3,712	56	1,640
Extensions	1,149	813	48,867	1,196	11,302
Infill Drilling	833	415	4,898	65	2,129
Improved Recovery	193	456	3,653	315	1,574
Economic Factors	716	178	3,833	156	1,689
Technical Revisions	1,692	(521)	(2,636)	421	1,152
Production	(4,700)	(1,789)	(38,135)	(1,923)	(14,768)
Acclaim Closing Balance	47,564	11,929	277,233	10,654	116,353
StarPoint Closing Balance	68,505	14,425	214,261	3,386	122,026
Canetic Closing Balance	116,069	26,354	491,494	14,040	238,378
Note: May not add due to rounding

Canetic has included royalty interest reserves in this analysis so that a comparison can be made to the previous evaluation.  Royalty interest volumes are as follows:  PP 978 mboe; TP 1,040 mboe; and P+P 1,340 mboe.

2005 FINDING, DEVELOPMENT AND NET ACQUISITION COSTS (FD&A)

		Change to
		Company
	Capital	Interest	Reserve
	Expenditures	Reserves	Costs
	($thousands)	(mboe)	($/boe)
Total Proved
Total FD&A including change in FDC	219,047	15,951	13.73
Total FD&A excluding change in FDC	181,166	15,951	11.36

Proved Plus Probable
Total FD&A including change in FDC	240,940	18,520	13.01
Total FD&A excluding change in FDC	181,166	18,520	9.78

OUTLOOK

We believe that the merger of Acclaim and StarPoint to form Canetic has created a new benchmark energy trust that has substantial financial strength and a great asset and opportunity base.  The combined entity allows former unitholders of both Acclaim and StarPoint to participate in a trust that has access to a number of the highest quality conventional oil and gas plays in the Western Canadian Sedimentary Basin.

Our acquisition strategy was to assemble an asset portfolio characterized by large oil and natural gas in place with opportunities to increase recovery factors.  We have and will continue to see advancements in technology that will improve the ultimate recovery of oil and gas in place.  Over the long term, we expect to participate and benefit from those improvements including secondary and tertiary recovery schemes including potential CO2 injection.

Exploitation has become a significant component of our business strategy.  In 2005, we reported strong results for Acclaim’s program including positive technical revisions which are a reflection of the quality of assets accumulated over the past three years.

In 2006, we will continue to actively exploit our asset base.  We have budgeted approximately $320 million in 2006.  More than 50 percent of that amount will be allocated to the drilling of approximately 240 wells.  The drilling program is split 50 percent to oil, with development primarily on many of the former StarPoint properties, and 50 percent to natural gas, with development on many of the former Acclaim properties.

Approximately 80 percent of Canetic’s 2006 drilling budget is directed to lower risk conventional oil and gas development in southeast Saskatchewan, southeast Alberta, Willesden Green and the Peace River arch.  Approximately 10 percent of the drilling budget is directed to shallow gas primarily in the southeast Alberta region, and 10 percent is dedicated to resource play development including coal bed methane at Corbett Creek, Cadomin/Doig natural gas at Blackhawk and Cardium oil at Willesden Green.   We have also allocated approximately 25 percent of our capital program to optimization opportunities which continue to add production at very efficient rates.

In the early part of 2006, our focus has been to tie in production from our successful fourth quarter drilling program while pursuing aggressive optimization programs on our producing properties.  Canetic also initiated its 2006 drilling program, participating in 55 gross (32.5 net) wells in year to date. Of these wells, 24 have been drilled in our core southeast Saskatchewan/Williston Basin area where we have operated 11 gross (10 net) wells and have participated in another 13 (5.3 net) wells operated by our partners. A total of 8 wells have been drilled for coal bed methane in the first quarter, including 2 gross (.9 net) at Corbett Creek in central Alberta and 6 gross (3.9 net) in Wyoming.  Currently, Canetic has four drilling rigs in operation, with two rigs in northwest Alberta, one in Willisden Green and one in southeast Saskatchewan.

In 2006, we continue to target annual average production of approximately 75,000 boe/d.  In the first half of the year this may be affected by the continuing decline of Leduc D3 production at Acheson as well as tie-in delays and capacity constraints for natural gas at Pouce Coupe and Willesden Green.  These declines are being off set by aggressive optimization programs in central and western Alberta and the execution of our first quarter programs elsewhere.  The decline of the Acheson Leduc D3 production was anticipated, and we have been working since the fourth quarter of 2005 to build behind pipe gas volumes for delivery into the Acheson Gas Plant as the Leduc D3 volume declines free up processing capacity.  Given current commodity prices, this production target should result in a payout ratio of 60 to 65 percent at current distribution levels.  The balance of cash flow available should be sufficient to finance the majority of our capital expenditure program of $320 million.

The oil and gas industry has experienced significant increases in all costs over the past eighteen months including labour, both in the field and head office, and all services including power, pipe and drilling.  In 2006, we are forecasting operating costs of approximately $8.50 per boe and G&A costs of $1.30 per boe.  However, we continue to pursue opportunities to manage costs in a rising environment.

As we look forward, we will continue to execute our business strategies, which include acquisitions combined with strong asset exploitation and management programs.

Although we do not anticipate any significant acquisitions in the near term, we continue to monitor both asset and corporate acquisition opportunities including maintaining a leadership role in the consolidation of the oil and gas trusts.  We also are reviewing opportunities outside of Canada particularly in the US to potentially establish a platform in that market.

Canetic listed on the TSX in January and the NYSE in February, and we thank all of our new and existing unitholders for their support through the transaction.  In the first month of trading, we have experienced an increase in liquidity of nearly 450,000 units per day as a result of our listing on the NYSE.  In Canada, we also believe that the final rebalancing of trust inclusion in the S&P/TSX Composite Index, which occurs March 15, will provide additional market support.

2005 was another very busy year.  We commend all Acclaim and StarPoint employees for their work in 2005.  It is the strength and commitment of our people that has and will continue to play a key role in our ongoing success.  We are also grateful to our Board of Directors for their support and guidance through the year.

We look forward to another great year in 2006.

Jack C. Lee

J. Paul Charron

Chairman

President & Chief Executive Officer

March 9, 2006

Management’s Discussion & Analysis

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005. This MD&A is dated March 9, 2006.  The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This discussion provides Management’s analysis of Acclaim’s historical financial and operating results and provides estimates of Acclaim’s future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be significant.  You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses to analyze operating performance and leverage.  Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated.  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  BOE’s may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Canetic has filed amended consolidated financial statements of Acclaim Energy Trust as at and for the years ended December 31, 2004 and 2003 (the "2004 Amended Financial Statements"). The 2004 Amended Financial Statements include an additional US GAAP reconciliation note required in connection with Canetic's NYSE listing and also give retroactive effect to the changes in accounting policies relating to the classification of exchangeable shares and convertible debt. The implementation of these changes in accounting policies reflects new standards or amendments to existing standards for which the effective date of adoption was January 1, 2005.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The results of operations in 2005 in comparison to 2004 and 2003 are as outlined under the section, “Results of Operations”.

a)  Annual Financial Information

($000s except per unit amounts)

Year ended December 31	2005	2004	2003
Petroleum and natural gas sales	800,249	521,514	289,036
Cash flow from operations	360,475	233,473	142,279
Per unit - basic	3.36	2.61	2.34
Per unit - diluted	3.32	2.58	2.34

Net earnings	65,848	31,263	42,681
Per unit - basic	0.61	0.35	0.70
Per unit - diluted	0.61	0.35	0.70
Balance Sheet Information
Total capital expenditures and acquisitions	208,167	586,757	454,633
Total assets	1,571,097	1,559,201	1,090,741
Working capital deficiency	(45,630)	(27,800)	(4,996)
Long-term debt	309,146	283,845	208,997
Unitholders' equity	764,583	780,980	581,870
Weighted average trust units
outstanding (thousands)	107,202	89,583	60,696
Trust units outstanding at year end (thousands)	109,904	103,580	74,601

b) Quarterly Financial Information
($000s except per unit amounts)
	2005				2004
Earnings Information	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31

Petroleum and natural gas sales	234,098	217,449	177,501	171,201	170,504	167,894	91,407	91,709
Cash flow from operations (1)	106,477	92,679	80,516	80,803	73,804	78,013	39,678	41,977
Per unit - basic	0.97	0.86	0.77	0.77	0.71	0.80	0.50	0.56
Per unit - diluted	0.95	0.85	0.76	0.76	0.71	0.74	0.46	0.55
Net earnings (loss) (1)	48,662	6,538	27,473	(16,825)	23,736	(1,023)	3,575	4,975
Per unit - basic	0.44	0.06	0.26	(0.16)	0.23	(0.01)	0.04	0.07
Per unit - diluted	0.44	0.06	0.26	(0.16)	0.23	(0.01)	0.04	0.07

 (1) When calculating the weighted average number of shares at the end of a quarter, all shares outstanding from the previous quarter are deemed to be outstanding for the entire period, where as in the year to date calculation those units are weighted according to the date of issue.  Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Factors that have caused period to period variation include:

▪

Acquisition of Elk Point Resources Inc.

On January 28, 2003 we closed the acquisition of Elk Point Resources Inc. (Elk Point), a public company involved in the exploration, development and production of petroleum and natural gas in western Canada.  The transaction, including bank debt was valued at approximately $174 million.  To fund the transaction, we paid $10.9 million cash and issued approximately 10.5 million trust units.  Production from these assets at the time of acquisition approximated 6,200 boe/d including 23 million cubic feet per day (“mmcf/d”) of natural gas and 2,400 barrels per day (“bbl/d”) of crude oil and natural gas liquids.

▪

West Central Alberta Property Acquisition

On June 26, 2003, we closed the acquisition of the Gilby/Willesden Green properties for a cash purchase price of approximately $135.0 million.  The effective date of the Gilby/Willesden Green was April 1, 2003.  We financed the transaction with a combination of bank debt and a bought deal financing of 9.7 million units at $9.75 per trust unit for gross proceeds of $95.0 million.

Production from the Gilby/Willesden Green properties at the time of acquisition was approximately 3,500 boe/d, comprised of 9.9 mmcf/d of natural gas and 1,900 bbl/d of light crude oil and natural gas liquids.

▪

Natural Gas Property Acquisition

On August 14, 2003, we closed the acquisition of the Natural Gas Properties for a cash purchase price of approximately $68.4 million.  The effective date of the acquisition was July 1, 2003.

Production from these properties at the time of acquisition was approximately 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbl/d of light crude oil and natural gas liquids.  Approximately 80 percent of the production associated with these properties is located in our core operation areas.  In conjunction with the transaction we completed a bought deal financing of 6.6 million units at $10.95 per trust unit for gross proceeds of $72.2 million.

▪

Acquisition of Exodus Energy Ltd.

On December 19, 2003, we closed the acquisition of Exodus Energy Ltd. (Exodus), a private company involved in the exploration, development and production of petroleum and natural gas, for a purchase price of approximately $37.6 million.  To finance the transaction we issued 1.3 million trust units, paid $14.4 million cash, and assumed net debt of $7.9 million.  In conjunction with the acquisition, a disposition of $1.0 million of certain non-core assets was made on February 10, 2004 resulting in a net purchase price of $36.6 million.

Production from these assets approximated 2,000 bbl/d of oil equivalent, 85 percent weighted to heavy oil, and 15 percent to natural gas and light oil.  The primary properties fit well into our Eastern operation district and will provide considerable operating and capital cost savings as well as a solid inventory of drilling prospects.

▪

ChevronTexaco Properties Acquisition

On June 30, 2004 Acclaim completed the acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation for total cash consideration of $433.7 million.  Production and related cash flow has been reflected in the results beginning July 1, 2004.  Production from these assets at the time of acquisition approximated 17,000 boe/d.  The transaction was financed with bank debt and a $275 million financing which included the issuance of 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 millions and $75 million principal amount of 8 percent convertible unsecured subordinated debentures.

Petroleum and natural gas sales are influenced by production volumes and commodity prices.  Generally, the prices of crude oil, natural gas and natural gas liquids have increased significantly since the first quarter of 2004. In combination with increased production volumes, petroleum and natural gas sales have continued to increase quarter-over-quarter.

The variation of net earnings quarter-over-quarter is primarily a result of depletion rates, the provision for future income taxes and financial derivative losses.  For the quarter ended March 31, 2005 the net loss resulted from non-cash financial derivative losses of $56.1 million offset by a future income tax recovery of $20.4 million.

Acclaim’s financial results for the three months ended December 31, 2005, were impacted positively by strong commodity prices, and negatively by realized and unrealized financial derivative losses, non-cash unit based compensation and a strengthening Canadian dollar.

Production volumes average 39,541 boe/d during the quarter, two percent lower than the 40,277 boe/d reported for the third quarter of 2005.  Commodity prices were again very strong during the quarter. West Texas Intermediate (“WTI”) price averaged US$60.02 per barrel for the three months ended December 31, 2005, up 24 percent from the average price of US$48.28 per barrel for the same period in 2004.  For the three months ended December 31, 2005, natural gas prices averaged $12.29/mcf as compared to $6.91/mcf for the same period in 2004.

Fourth quarter cash flow of $106.5 million increased from the $92.7 million reported in the third quarter 2005. Stronger commodity prices offset the impact of a stronger Canadian dollar and slightly higher cash costs.

Earnings for 2005 were primarily affected by non-cash items including unrealized financial derivative losses and non-cash unit based compensation. The non-cash financial derivative losses, required under generally accepted accounting principles, represent changes in the fair value of the derivative contracts.  Non-cash unit based compensation expense represents the full vesting of all Acclaim rights granted under the Acclaim unit award incentive plan resulting from the proposed StarPoint/Acclaim merger which received unitholder approval on December 19, 2005.  Earnings in the fourth quarter were also impacted by an unrealized financial derivative gain net of future income taxes.

RESULTS OF OPERATIONS

Production

Production volumes averaged 40,460 boe/d in 2005, compared to 33,421 boe/d in 2004 (2003- 21,738 boe/d).  The 21 percent increase in average 2005 production results from the full year impact of the ChevronTexaco acquisition which closed on June 30, 2004.  In addition, incremental production from our 2004 and 2005 drilling and optimization programs helped offset natural declines in many of our core areas.

Year ended December 31	2005	2004	2003
Natural gas (mmcf/d)	104.5	94.2	67.9
Crude oil (bbl/d)	17,779	13,731	8,427
Natural gas liquids (bbl/d)	5,267	3,988	1,997
Barrels of oil equivalent (boe/d)	40,460	33,421	21,738
Percentage natural gas	43	47	52
Percentage crude oil and natural gas liquids	57	53	48

Natural gas sales averaged 104.5 mmcf/d in 2005, 11 percent higher than the 94.2 mmcf/d reported for the same period in 2004 (2003 – 67.9 mmcf/d).  Crude oil and natural gas liquids production averaged 23,046 bbl/d, an increase of 30 percent from 17,719 bbl/d reported in the prior year (2003 –10,424  bbl/d).

Production By Province	B.C.	Alberta	Sask.	Manitoba	Total
Natural gas (mmcf/d)	6.6	97.4	0.5	-	104.5
Crude oil (bbl/d)	122	11,950	4,585	1,122	17,779
Natural gas liquids (bbl/d)	76	5,187	4	-	5,267
Total (boe/d)	1,301	33,365	4,672	1,122	40,460
Percentage	3.2%	82.5%	11.5%	2.8%	100.0%

For the three months ended December 31, 2005, natural gas sales averaged 105.8 mmcf/d, 2 percent less than the 108.2 mmcf/d reported for the fourth quarter 2004.  Crude oil and liquids production decreased 13 percent to 21,915 bbl/d from 24,774 bbl/d reported for the same period a year earlier.  Much of the new production from wells drilled during the fourth quarter was delayed and not tied in until the first quarter 2006.

Commodity Prices

Petroleum and natural gas revenue is derived from the sale of oil, natural gas and natural gas liquids production at prevailing posted prices, adjusted for quality and transportation.

Oil prices are influenced by global supply and demand conditions.  As the price of oil in Canada is based on a US benchmark price, a strengthening Canadian dollar will have a negative impact on the wellhead price received for our production.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints.  Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Benchmark Prices - (Annual Average)	2005	2004	2003
WTI Crude oil (US$/bbl)	56.56	41.40	31.04
NYMEX natural gas (US$/mcf)	8.55	6.14	5.36
AECO natural gas ($/mcf)	8.48	6.79	6.70
Canadian/US Dollar Exchange Rate	0.8253	0.7683	0.7135

West Texas Intermediate at Cushing, Oklahoma (“WTI”) is the benchmark for North American crude oil prices.  Canadian crude oil prices are determined by refiners’ postings based primarily at Edmonton, Alberta.  Canadian prices adjust WTI for the Canadian /US exchange rate, transportation and quality differentials.  NYMEX natural gas prices are referenced from Henry Hub, Louisiana.  Western Canadian natural gas prices are referenced from AECO Hub in Alberta and are adjusted for heat content.

Average Prices (before financial derivatives)	2005	2004	2003
Natural gas ($/mcf)	9.08	6.91	6.09
Crude oil ($/bbl)	57.78	46.44	35.51
Natural gas liquids ($/bbl)	40.44	34.18	29.40

The price of WTI crude averaged US$56.56 per barrel during 2005, up 37 percent from the average price of US$41.40 per barrel for the same period in 2004.  During the fourth quarter WTI averaged US$60.02 per barrel, down 5 percent from an average of US$63.19 per barrel in the third quarter.

During 2005, we received an average oil price of $57.78 per barrel as compared to $46.44 per barrel for the comparable period in 2004.  Our average oil price was $59.37 per barrel during the fourth quarter, down from an average of $66.82 per barrel reported during the third quarter.

The average oil price we received during 2005 was negatively impacted by the appreciation in the Canadian dollar.  The dollar closed the year at US$0.8577, a 3 percent change from US$ 0.8308 at December 31, 2004.

Our average natural gas price was $9.08 per thousand cubic feet for 2005, as compared to $6.91 per thousand cubic feet during the same period in 2004.  The fourth quarter natural gas price averaged $12.29 per thousand cubic feet.

Currency Risk

The Canadian/US dollar exchange ratio is of significant importance to our Trust, since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars after taking into consideration quality differentials and transportation costs.  Any strengthening in the Canadian dollar relative to its US counterpart will have a negative impact on the wellhead price received for our production.

Revenue

Revenue Analysis ($000s)	2005	2004	2003
Natural gas	$ 346,125	$ 238,222	$ 157,184
Crude oil and natural gas liquids	454,124	283,292	131,852
Petroleum and natural gas sales	$ 800,249	$ 521,514	$ 289,036

Natural gas sales increased 45 percent year over year from $238.2 million to $346.1 million.  Natural gas prices in 2005 were 31 percent higher than those received in 2004, which increased revenue.  Average daily sales of natural gas increased 11 percent to 104.5 mmcf/d in 2005 from 94.2 mmcf/d in 2004 primarily as a result of the volumes acquired from ChevronTexaco in July 2004.

Oil and NGL sales before hedging increased 60 percent during the year to $454.1 million from $283.3 million in 2004 (2003 - $131.9 million).  The increase is attributable to increased commodity prices year over year and the full year impact of production volumes associated with the ChevronTexaco acquisition.  Average daily production of oil and NGLs increased to 23,046 bbl/d from 17,719 bbl/d in 2004.

For the three months ended December 31, 2005, petroleum and natural gas revenue totaled $234.1 million as compared to $170.5 million for the same period in 2004.  The increase is attributable to higher commodity prices for both oil and natural gas..

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments.  Overriding royalties are also paid to other parties according to contracts.  In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price.  The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.  For 2005, the Alberta Reference Price averaged $ 7.87/GJ or about $8.30/mcf.  There is a maximum rate of 30 percent for new gas and 45 percent on old gas.  The vast majority of our gas production is from new gas.  In the 2005 gas price environment, we were subject to the maximum rates.  Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan.  Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

Royalties ($000s)	2005	2004	2003
Royalties, net of ARTC	$ 175,723	$ 103,957	$ 53,616
% of petroleum and natural gas revenue	22.0%	19.9%	18.5%
$/boe	$ 11.90	$ 8.50	$ 6.76

For 2005, royalties averaged $11.90/boe or approximately 22.0 percent of Acclaim’s total petroleum and natural gas sales price (before hedging) of $54.19/boe.  This compares to $8.50/boe or 19.9 percent of average sales price reported for the same period in 2004 (2003 - $6.76/boe).

For the three months ended December 31, 2005, royalties totaled $52.3 million as compared to $36.4 million during the same period a year earlier due to higher product prices and production volumes.  During the fourth quarter royalties as a percentage of sales averaged approximately 22.3 percent as compared to 22.6 percent in the third quarter.

Operating Costs

Operating Costs ($000s)	2005	2004	2003
Operating costs	$ 125,448	$ 98,001	$ 50,179
$/boe	$ 8.49	$ 8.01	$ 6.32

Producing petroleum and natural gas involves many field activities including lifting the oil and natural gas to surface, as well as treating, processing, gathering and storing the commodities.  Other costs involved in the production function include those incurred to operate and maintain the wells along with the leases and well equipment.

Assets most suitable for the trust environment are generally more mature with predictable production profiles.  Operating costs associated with these types of assets will generally be higher on a unit-of-production basis reflecting the recovery techniques utilized to extract the reserves.  Our acquisitions in 2004 and 2003 included production under waterflood and other secondary recovery schemes which are more costly to operate.

Our operating costs increased to $125.4 million compared to $98.0 million during the same period a year earlier (2003 - $50.2 million).  On a unit-of-production basis, operating costs averaged $8.49/boe compared to $8.01/boe for the prior year (2003 - $6.32/boe). A general theme throughout the industry has been higher field service costs including service rigs, labour, trucking and other related mechanical services.  These increases, combined with the operating cost structures inherited from acquisitions made, caused operating costs year over year to increase on a unit of production basis.  In addition, certain assets within our portfolio, primarily in east central Alberta, are significantly more costly to operate.  Although these assets increase our operating costs in total and on a per unit basis, they provide positive cash flow during a high commodity price cycle.

Production Expense Variance Analysis ($000s)	2004	% Change
Reported operating costs - 2004	$ 98,001	-
Increase due to production volumes	20,580	75
Increase due to increased costs	6,867	25
Total increase	27,447	100
Reported operating costs - 2005	$ 125,448	-

During the fourth quarter, operating cost totaled $32.9 million or $9.05/boe as compared to $32.0 million or $8.12/boe in 2004.  The increase reflects higher operating costs associated with our portfolio of assets, additional maintenance directed at these assets and increased cost pressures due to industry activity.  Also included in the fourth quarter is an annual adjustment to insurance expense which added approximately $0.50/boe to operating costs.

We continue to focus efforts on operational efficiencies that will optimize production and maintain operating costs on a unit-of-production basis.

Petroleum and Natural Gas Transportation

Transportation ($000s)	2005	2004	2003
Transportation expense	$ 9,897	$ 8,807	$ 7,627
$/boe	$ 0.67	$ 0.72	$ 0.96

Transportation costs are defined by the point of legal custody transfer of the commodity and is dependent upon the type of product being sold, location of the producing asset, availability of pipeline capacity and sales point of the product.

For crude oil, Acclaim sells all of its production at the lease.  The purchaser picks up the production at the lease and pays Acclaim a price for the applicable crude type based upon a price posted at the appropriate market hub less the transportation costs between that market hub and the lease.  For natural gas, Acclaim transports its gas from the plant gate to certain established market hubs such as AECO C in Alberta or Station 2 in British Columbia at which point title transfers to the purchaser.  In both cases, transportation costs associated with getting natural gas and clean, marketable oil to the point of title transfer are shown separately as a transportation expense.

Netbacks

Cash Netbacks Per Unit Of Production	Oil ($/bbl)		Natural Gas	NGL's	Total
	Conventional	Heavy	($/mcf)	($/bbl)	($/boe)
Sales Price	$ 64.48	$ 37.49	$ 9.08	$ 40.44	$ 54.19
Less:
Royalties	12.77	5.43	2.15	11.86	11.90
Operating costs	8.11	10.38	1.81	-	8.49
Transportation	0.20	0.21	1.18	0.55	0.67
Cash Netbacks Per Unit Of Production	$ 43.40	$ 21.47	$ 3.94	$ 28.03	$ 33.13

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas.  For 2005, these factors influenced our netbacks:  higher commodity prices, financial derivative losses, higher royalty rates, the appreciation in the Canadian dollar, and higher operating costs.

Netbacks ($/boe)	2005	2004	2003
Petroleum and natural gas revenue	$ 54.19	$ 42.63	$ 36.43
Less:
Royalties	11.90	8.50	6.76
Operating costs	8.49	8.01	6.32
Transportation	0.67	0.72	0.96
Net operating income	33.13	25.40	22.39
General and administrative	1.46	1.39	1.28
Interest on long term debt	0.93	0.98	1.11
Interest on convertible debentures	0.30	0.37	0.48
Unit-based compensation - cash paid	0.06	0.14	0.06
Realized (gain) loss on financial derivatives	5.43	3.21	1.21
Large corporation tax	0.54	0.21	0.30
Cash flow from operations	24.41	19.10	17.95
Depletion, depreciation and amortization	15.82	14.68	12.81
Accretion	0.31	0.25	0.22
Unrealized loss on financial derivatives	1.40	0.91	-
Future income taxes (recovery)	0.58	0.10	(0.67)
Unit-based compensation - non-cash	1.84	0.60	0.20
Net earnings	$ 4.46	$ 2.56	$ 5.39

General and Administrative Expenses

General and Administrative Expenses ($000s)	2005	2004	2003
G&A expenses	$ 31,885	$ 21,356	$ 12,784
Overhead recoveries	(10,299)	(4,343)	(2,648)
Net G&A expenses	$ 21,586	$ 17,013	$ 10,136
$/boe	$1.46	$1.39	$ 1.28

General and administrative expenses net of overhead recoveries totaled $21.6 million in 2005, as compared to $17.0 million in 2004 (2003 - $10.1 million).  On a unit-of-production basis, general and administrative expenses averaged $1.46/boe as compared to $1.39/boe for the same period in 2004 (2003- $1.28/boe).

During 2004 and 2005, we increased our head office staff in order to properly manage our business, including acquisitions made and those being contemplated.  The level of activity in the Trust sector has not only increased the cost of hiring qualified candidates, it has also increased the cost of retaining existing employees and consultants.  In 2005, approximately 77 percent of total general and administrative expenses were labour related, including salary, benefits and consulting fees.

For the three months ended December 31, 2005, general and administrative expenses increased slightly to $1.57 /boe, reflecting costs associated with hiring additional staff to manage the StarPoint transaction.

Interest Expense on Long-term Debt

Interest Expense ($000s)	2005	2004	2003
Interest expense	$ 13,752	$ 12,054	$ 8,841
Bank loans, December 31	$ 309,146	$ 283,845	$ 208,997
Debt to trailing cash flow	0.9	1.2	1.4

Interest expense, representing interest on bank debt increased to $13.8 million or $0. 93/boe from $12.1 million or $0.98/boe a year earlier (2003 - $8.8 million or $1.11/boe).  During 2005, average debt levels increased as a result of the ChevronTexaco acquisition made in July 2004.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term.  Average rates incurred by Acclaim during 2005 approximated 4.0 percent.

Interest Expense on Convertible Debentures

Effective January 1, 2005, the Trust retroactively adopted the changes to Canadian Institute of Chartered Accountants Standard S.3860, Financial Instruments.  This revised accounting standard required the Trust to include convertible debentures as a component of long-term debt with the value of the conversion feature of the debentures classified as equity.  Over the term of the debentures the debt portion will accrete up to the principal balance at maturity with the charge going to interest expense.  The related interest expense has been classified as interest expense on the Consolidated Statements of Earnings.

During the year ended December 31, 2005 we recorded interest on convertible debentures of $4.3 million (2004 – $4.6 million).  During the fourth quarter 2005, $8.6 million of debentures were converted, leaving $16.3 million of convertible debentures outstanding at December 31, 2005.

Interest Rate Risk Management

The Trust is exposed to fluctuations in interest rates on our floating rate long-term debt.  Acclaim has not entered into any arrangements to manage this risk.

Unit-Based Compensation

On May 19, 2004, the unitholders of Acclaim approved a unit award incentive plan to replace the Option Plan.  The plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates.  The Restricted Units vest over a three-year period.  The Performance Units vest on the third anniversary of the date of the grant.  The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies.  A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of December 31, 2005, there were 964,796 Restricted Trust Units and 591,624 Performance Trust Units outstanding.

All outstanding Acclaim Rights granted under the Acclaim Unit Award Incentive Plan will vest pursuant to the Acclaim StarPoint Plan of Arrangement and, as a result, holders of Acclaim Rights will participate in the arrangement and will receive the same consideration as Acclaim Unitholders.  Unit based compensation expense includes the value of the vesting (net of the capitalized portion) of these rights pursuant to unitholder approval received on December 19th, 2005 to proceed with the transaction.

Depletion, Depreciation and Amortization

The current year provision for depletion, depreciation and amortization totaled $233.7 million as compared to $179.6 million in 2004 (2003 - $101.6 million).  On a unit-of-production basis, depletion, depreciation and amortization costs averaged $15.82/boe as compared to $14.68/boe in 2004 (2003 - $12.81/boe).  The increase in the 2005 provision is due to the ChevronTexaco acquisition, which increased property, plant and equipment by approximately $477 million.

Commodity Price Risk Management

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements.  This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities.  Acclaim markets its production through independent marketers, directing all of its crude oil and 90 percent of its natural gas production to the spot markets.

During 2005, we recorded a financial derivative loss of $80.2 million as compared to a loss of $39.4 million in 2004 (2003 - $9.6 million).

The following hedge commitments have been put in place for 2006 as noted below:

Commodity Contracts	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2007
Natural Gas
Participating Swaps (Gj/d)	10,000	0	0	0	0
Participating Swaps ($/Gj)[1]	$7.00	$0.00	$0.00	$0.00	$0.00
Collars Volume (Gj/d)	35,000	35,000	35,000	28,333	6,250
Collar Floors ($/Gj)	$8.44	$7.79	$7.79	$8.15	$8.40
Collar Caps ($/Gj)	$12.71	$11.46	$11.46	$13.50	$14.92
Calls Sold (Gj/d)	0	0	0	0	0
Calls Sold ($/Gj)	$0.00	$0.00	$0.00	$0.00	$0.00
Total Volume Hedged (Gj/d)	45,000	35,000	35,000	28,333	6,250

Crude Oil
Fixed Price Volume (bbl/d)	1,500	1,500	1,500	1,500	1,500
Fixed Price Average ($US/bbl)	$48.11	$48.11	$48.11	$48.11	$48.11
Participating Swaps (bbl/d)	1,000	1,000	1,000	1,000	0
Participating Swaps ($US/bbl)[2]	$47.50	$47.50	$47.50	$47.50	$0.00
Collars Volume (bbl/d)	4,500	4,500	4,500	4,500	2,000
Collar Floors ($US/bbl)	$43.89	$43.89	$43.89	$43.89	$51.50
Collar Caps ($US/bbl)	$59.90	$59.90	$59.90	$59.90	$77.00
Total Volume Hedged (bbl/d)	7,000	7,000	7,000	7,000	3,500

[1] Natural Gas Participating Swaps participate in 73% of any price rise above $6.80 in Q4 2005 and 70% of any price rise above $7.00 in Q1 2006
[2]Crude Oil Participating Swaps participate in 67% of any price rise above $47.50 in 2006.

Unrealized Loss on Financial Derivatives

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period.  Any changes in the fair value of the financial contracts are included in net earnings for the period.  At December 31, 2005, we recorded a current financial derivative liability of $23.0 million and a long-term financial derivative liability of $8.8 million.  The estimated fair value is based on a mark-to-market calculation as at December 31, 2005 to settle the financial contracts.  The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.

Asset Retirement Obligations

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods.  The costs are expected to be incurred over an average of 15 years.  The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 2.0 percent.

As of December 31, 2005, the amount to be recorded as the fair value of the liability was estimated to be $68.2 million (December 31, 2004 - $58.6 million).  During this year, Acclaim incurred $6.3 million (2004 - $2.9 million) of actual abandonment and reclamation costs and recorded accretion of $4.6 million (2004 - $3.0 million).

Income Taxes

During 2005, Acclaim recorded a future income tax expense of $8.6 million.  Current taxes for the year include a provision of $5.7 million for federal and provincial capital taxes.  Acclaim had also recognized additional taxes of $2.3 million representing amounts paid as final settlement with Canada Revenue Agency in respect of their audit of the flow through share obligations of a predecessor corporation.

Estimated Income Tax Pools ($000s)	December 31, 2005
Undepreciated capital costs	$193,133
Canadian oil and gas property expenses	189,502
Canadian exploration expenses	8,414
Canadian development expenses	109,673
Non-capital losses	-
Financing charges	14,665
Total estimated income tax pools	$515,387

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

In accordance with CICA, EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that requires Acclaim to reflect exchangeable shares as non-controlling interest on the balance sheet.  Previously the exchangeable shares were reflected as a component of unitholders’ equity.  The exchangeable shares issued by Acclaim were initially recorded at fair value; therefore, conversions of exchangeable shares are transferred into unit capital at the initial fair value.

The following is a summary of exchangeable shares outstanding:

Exchangeable Shares	Number of Units (000s)	Amount ($000s)
Balance, December 31, 2004	808	$ 7,837
Shares exchanged	(428)	(4,033)
Adjustment to exchange ratio for distributions	50	-
Balance, December 31, 2005	430	$ 3,804

GOODWILL

The Trust recognizes goodwill on corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired entity.  Goodwill is tested annually at year-end for impairment or as events occur that could result in impairment.  Impairment is recognized when the fair value of the Trust is less than the book value of the Trust.  A write down of goodwill was not required at December 31, 2005 and 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow ($000'S)	2005	2004	2003
Net Earnings	$ 65,848	$ 31,263	$ 42,681
Adjustments for:
Unit-based compensation	27,166	7,344	1,564
Depletion, depreciation and amortization	233,693	179,557	101,587
Accretion	4,560	3,045	1,743
Unrealized loss on financial derivatives	20,635	11,093	-
Future income taxes	8,573	1,171	(5,296)
Cash flow from Operations	$ 360,475	$ 233,473	$ 142,279
Unitholder's Equity	$ 764,583	$ 780,980	$ 581,870

For the year ended December 31, 2005, cash flow from operations totaled $360.5 million or $3.32 per diluted unit, representing a 54 percent increase from the $233.5 million, or $2.58 per diluted unit during the same period in 2004 (2003 - $142.3 million or $2.34 per diluted unit).  Our 2005 cash flow included a realized loss on financial derivative contracts of $80.2 million ($0.74 per diluted unit) as compared to a loss of $39.4 million ($0.43 per diluted unit) in 2004.  The increase is due to higher production levels associated with the ChevronTexaco acquisition which closed June 30, 2004 and higher commodity prices received during the year.  Our basic weighted average units outstanding totaled 107.2 million for the year ended December 31, 2005.

Cash flow for the fourth quarter was $106.5 million or $0.95 per diluted unit as compared to $73.8 million or $0.70 per diluted unit during the same quarter in 2004 (2003 - $37.6 million or $0.51 per diluted unit).  The increase is attributable to an increase in commodity prices.

Bank Debt

At December 31, 2005 we had an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $425 million including a $400 million revolving facility and a $25 million operating facility.  Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders.  The loan is reviewed semi-annually and may be extended at the option of the lender for an additional 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  The loan has therefore been classified as long-term on the balance sheet.

At December 31, 2005, $309.1 million was drawn under the facility.  Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed.  At December 31, 2005 we had a working capital deficit of $45.6 million.  Included in the working capital deficit is a net liability of $23.0 million which represents the value of financial derivative commodity contracts as required under the new hedge accounting guidelines implemented in 2005.  Excluding the net liability for financial derivative losses we had a working capital deficit of $22.7 million at December 31, 2005.

Our working capital deficit at year end was slightly higher than would otherwise be expected primarily due to our capital expenditure program in the fourth quarter, the unrealized financial derivative liability and approximately $12 million of reorganization costs associated with the Acclaim StarPoint transaction.  The capital program resulted in the drilling of 82 gross wells (52.4 net wells) in the fourth quarter, many of which will be tied in and put on production during the first quarter 2006.

Our debt and equity structure as at December 31, 2005 was as follows:

	2005		2004
($000s)	Amount	%	Amount	%
Bank debt, net of working capital deficit	$ 354,776	26.8	$ 311,645	24.2
Future income taxes	202,110	15.3	193,537	15.1
Unitholders' equity	764,583	57.9	780,980	60.7
Total	$ 1,321,469	100.0	$1,286,162	100.0

Our growth has resulted from acquisitions and we regularly evaluate opportunities to acquire properties or companies.  Future acquisitions will be financed with debt and/or equity financings.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from property dispositions, will be sufficient to finance our current operations and planned capital expenditure program.  We anticipate that our annual capital expenditures over the next few years will be greater than our expenditures in fiscal 2005.  We establish our capital expenditure program based on an annual budget review process, including budgeted cash flow from operations, and we closely monitor changes throughout the year.

Capital

As at December 31, 2005, we had issued capital of 109.9 million units.  If all the outstanding exchangeable shares and convertible debentures were converted into units, a total of 111.6 million units would be outstanding.

a) Trust Units
	2005		2004
	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	103,580	$ 1,003,294	74,601	$ 660,048
Issued for cash
Pursuant to equity offerings, net of costs	-	(350)	26,825	320,171
Employee savings plan	107	1,646	160	2,155
Exercise of unit options	-	-	11	116
Distribution reinvestment plan	546	8,492	235	3,122
Conversion of 11% debentures	394	3,844	1,523	14,854
Conversion of 8% debentures	4,395	59,330	155	2,099
Conversion of exchangeable shares	428	4,033	70	729
Unit award incentive plan	454	7,170	-	-
	109,904	1,087,459	103,580	1,003,294
Unit purchase loan receivable	-	-	-	(1,231)
Balance, end of year	109,904	$ 1,087,459	103,580	$ 1,002,063

Convertible Debentures

	Number of Units Available
	on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2004	5,401	$ 72,901
Converted to units during the year	(4,395)	(59,330)
Balance, December 31, 2005	1,006	$ 13,571

ii) 11% Convertible Debentures
Balance, December 31, 2004	672	$ 6,562
Converted to units during the year	(394)	(3,844)
Balance, December 31, 2005	278	$ 2,718
Total, December 31, 2005	1,284	$ 16,289

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures.  The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit.  The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11 percent convertible, extendible, unsecured subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.

Effective January 1, 2004 under amendments to CICA Section 3860 Financial Instruments, we reclassified the outstanding 8% and 11% convertible debentures and corresponding interest expense to debt rather than accounting for it as an equity instrument.  During 2005, $63.2 million of debentures were converted resulting in the issuance of 4.8 million units.

CAPITAL EXPENDITURES

Petroleum and natural gas reserves are a non-renewable resource.  As they are produced, our objective is to replace those reserves through a combination of property acquisitions and internal drilling opportunities.  In 2003, we focused on property and corporate acquisitions to build the base of our Trust.  In 2004, we focused on improving the quality of our reserves by purchasing the ChevronTexaco assets and spending approximately $47 million on internally generated drilling opportunities.  In 2005, we focused on exploiting our reserve base, drilling new wells and optimizing existing production.

Capital Expenditures ($000s)	2005	2004	2003
Land	$ 13,361	$ 3,792	$ 1,179
Geological and geophysical	3,139	1,067	2,655
Drilling	80,501	46,932	20,238
Workovers and recompletions	42,926	25,982	-
Production equipment and facilities	32,294	13,997	16,254
Net development expenditures	172,221	91,770	40,326
Chevron acquisition - cash	-	433,160	-
Chevron acquisition - non cash	-	44,008	-
Elk Point acquisition	-	-	170,000
Exodus acquisition	-	-	37,912
Other property acquisitions	13,554	10,447	211,073
Dispositions	(4,610)	(9,280)	(6,013)
Net capital expenditures	181,165	570,105	453,298
Office equipment	4,667	3,609	1,335
Asset retirement obligations change in estimate	11,319	13,043	-
Capitalized non-cash compensation	11,016	-	-
Total capital expenditures	$ 208,167	$ 586,757	$ 454,633

During 2005, expenditures for exploration and development activities totaled $172.2 million as compared to $91.8 million in 2004 (2003 – $40.3 million).  A total of 172 gross (106.6 net) wells were drilled during the year, including 82 gross (52.4 net) wells in the fourth quarter, compared to 78 gross (51.4 net) wells during the fourth quarter 2004.

CASH DISTRIBUTIONS

($000s, except where indicated)	2005	2004	2003
Cash flow from operations	360,475	233,473	142,279
Distributions	207,474	176,741	121,338
Distributions per unit ($)	1.95	1.95	1.95
Payout ratio (%)	58%	74%	83%

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures.  Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels and spending plans.  Management is prepared to adjust the payout levels in an effort to balance desired distributions with our requirement to maintain an appropriate and prudent capital structure.

For the year ended December 31, 2005, we distributed $207.5 million ($1.95 per unit) which represented 58 percent of cash flow from operations as compared to cash distributions of $176.7 million ($1.95 per unit) representing an 74 percent payout ratio in 2004.

For the three months ended December 31, 2005, the payout ratio decreased to 50 percent as we generated $106.5 million of cash flow from operations and distributed $53.3 million.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property.  The summary is not exhaustive in nature and is not intended to provide legal or tax advice.  Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s.  Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year.  An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition.  To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per Trust unit in cash distributions to unitholders during the period February 2005 to January 2006.  For Canadian tax purposes, 31.28 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 68.72 percent is taxable as other income.  During the same period in 2004 the Trust paid $1.95 per Trust unit in cash distributions, of which 56.66 percent was a tax-deferred return of capital and 13.34 percent taxable.

The taxability of our distributions increased during 2005, a direct result of increased cash flows due to strong commodity prices and limited tax pools associated with the assets acquired from ChevronTexaco.

US Taxpayers

Prior to 2005, US unitholders who receive cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law.  Legislative changes which took effect on January 1, 2005, imposed an additional 15 percent withholding tax on the non-taxable portion of the distribution.  US taxpayers should be eligible for a foreign tax credit with respect to 100 percent of Canadian withholding taxes paid.

The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles.  The taxable portion so determined, is considered to be a dividend for US tax purposes.  For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis).  The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition.  However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid $US1.61 per trust unit to US residents during the calendar year 2005 of which 75.03 percent was taxable as a qualified dividend and 24.97 percent a tax-deferred return of capital.

CONTRACTUAL OBLIGATIONS

Acclaim has the following minimum annual commitments including long-term debt.

$(000's)	Total	2006	2007	2008	2009	2010	Thereafter
Credit facility	309,146	-	-	-	-	-	309,146
Convertible Debentures	16,289	-	2,718	-	13,571	-	-
Office lease	21,531	4,677	4,677	4,677	4,677	1,613	1,210
Total	346,966	4,677	7,395	4,677	18,248	1,613	310,356

CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta.  The resulting fire was extinguished on January 10, 2005.  The well was not producing at the time of the incident and did not have an impact on production in the area.

At the time Acclaim carried control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $50 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site.  At December 31, 2005, costs approximating $50 million have been incurred of which $49.4 million has been paid to suppliers for services provided.  Insurance recoveries to date total $35.0 million.  The Trust is currently finalizing all remaining claims with its insurers.  Although certain costs associated with the claim will not be recovered, we do not expect such amounts to be material.

RISK MANAGEMENT

Investors who purchase our units are participating in the net cash flow from a portfolio of western Canadian crude oil and natural gas producing properties.  As such, the cash flow paid to investors and the value of the units are subject to numerous risks inherent in the industry.

Our expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs.  The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices.  The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition.  Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units.  We employ experienced staff on the business development team and perform stringent levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders.  The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells.  To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations.  In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

We are subject to credit risk associated with the purchase of the commodities produced.  In order to mitigate the risk of non-payment, we minimize the total sales value with any particular purchaser.

The value of our Trust units is based on the underlying value of the oil and natural gas reserves.  Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves.  Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments.  In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers.  A special committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity.  We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government.  These regulations, controls and taxation policies are amended from time to time.  We have no control over the level of government intervention or taxation in the petroleum and natural gas industry.  However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness.  We have reviewed our environmental risks and are in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk.  In order to achieve substantial rates of growth, we must continue reinvesting in, acquiring or drilling for petroleum and natural gas.  As we distribute the majority of our net cash flow to unitholders, we must finance a large portion of our acquisitions and development activity through continued access to equity and debt capital markets.  One source of funding for our acquisition/expenditure program is through the issuance of equity.  If we are not able to access the equity markets due to unfavorable market conditions for an extended period of time, this may adversely impact our growth rate.  We minimize the financial market risk by maintaining a conservative financing structure.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Trust's significant accounting policies are summarized in Note 1 to the Trust's audited consolidated financial statements for the years ended December 31, 2005 and 2004. Certain of these policies are recognized as critical because in applying these policies, management is required to make judgments, assumptions and estimates that have a significant impact on the financial results of the Trust.

Oil and Gas Reserves

Reserves estimates and revisions to those reserves, although not reported as part of the Trust's financial statements, can have a significant impact on net earnings as a result of their impact on depletion, depletion rates, asset retirement obligations, asset impairments and purchase price allocations. In adherence with National Instrument 51-101, 100 percent of the Trust's proved plus probable oil and gas reserves were evaluated and reported on by independent petroleum engineers GLJ Petroleum Consultants Ltd. and Sproule Associates Limited.  However, the process of estimating oil and gas reserves is complex and is subject to uncertainties and interpretations. Estimating reserves requires significant judgments based on available geological and reservoir data, past production and operating performance and forecasted economic and operating conditions. These estimates may change substantially as additional data from ongoing development, testing and production becomes available, and due to unforeseen changes in economic conditions which impact oil and gas prices and costs.

Full Cost Accounting

The Trust follows the full cost method of accounting for oil and natural gas activities.  Using the full cost method of accounting, all costs of acquiring, exploring and developing oil and natural gas properties are capitalized, including unsuccessful drilling costs and administrative costs associated with acquisitions and development.

In accordance with full cost accounting, a ceiling test is performed, on a quarterly basis, to test for asset impairment. An impairment loss is recorded if the sum of the undiscounted cash flows expected from the production of the proved reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the oil and gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves and the lower of cost and market of unproved properties.  The cash flow used in testing for impairment is based on the estimates of remaining proved and probable reserves, future commodity prices and future operating costs.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers.  Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs.  Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

Asset Retirement Obligations

Management calculates the asset retirement obligation based on estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to property, plant and equipment as part of the cost of the related asset and amortized over its useful life.

Business Combinations

Management makes various assumptions in determining the fair values of any acquired company's assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of the oil and gas properties. To determine the fair value of these properties we estimated oil and gas reserves and future prices of oil and gas.

Income Taxes

The Trust is not liable for income tax as it allocates all of its taxable income to its unitholders.  Income taxes are calculated for the corporate subsidiaries using the liability method whereby tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between amounts reported in the financial statements and their respective tax base using substantively enacted income tax rates. The effect of a change in income tax rates in future tax liabilities and assets are recognized in income in the period in which the change occurs. The determination of income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and assessment by taxing authorities after the lapse of considerable time.  As a result, the actual income tax liability may differ from that recorded.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments

In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections:  Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early-adoption of any one of these standards also requires early-adoption of at least two of the other three.  These new accounting standards for Canadian GAAP will converge more closely with US GAAP as all financial instruments will be recorded on the balance sheet at fair value.  Changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

Acclaim has not assessed the future impact these sections will have on the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so appropriate decisions can be made regarding public disclosure. As at December 31, 2005, the CEO and the CFO have evaluated the effectiveness of Acclaim’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions.  These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Canetic.  Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.  Canetic undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

Additional information relating to the Trust, including the Annual Information Form is located on SEDAR at www.sedar.com.

Acclaim Energy Trust
Consolidated Balance Sheets
As at December 31

($000s)	2005	2004

ASSETS
Current Assets
Accounts receivable	$ 140,907	$ 110,667
Prepaid expenses and deposits	11,630	13,605
Deferred financial derivative loss (Note 12)	-	2,818
	152,537	127,090

Property, plant and equipment, net (Note 3)	1,317,917	1,340,846
Goodwill	87,954	87,954
Deferred financing charges, net of amortization	689	3,311
Deferred costs (Note 16)	12,000	-
Total assets	$ 1,571,097	$ 1,559,201

LIABILITIES AND UNITHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 157,368	$ 124,148
Distributions payable	17,834	16,831
Financial derivative liability (Note 12)	22,965	13,911
	198,167	154,890

Bank debt (Note 4)	309,146	283,845
Convertible debentures (Note 5)	16,289	79,463
Financial derivative liability (Note 12)	8,763	-
Future income taxes (Note 11)	202,110	193,537
Asset retirement obligations (Note 6)	68,235	58,649
	802,710	770,384

Non-controlling interest (Note 7)	3,804	7,837

Commitments and guarantees (Note 14)
Contingency (Note 15)

UNITHOLDERS' EQUITY
Capital (Note 8)	1,087,459	1,002,063
Contributed surplus (Note 9)	40,836	-
Accumulated earnings	161,869	96,021
Accumulated distributions (Note 10)	(525,581)	(317,104)
	764,583	780,980
Total liabilities and unitholders' equity	$ 1,571,097	$ 1,559,201
See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee	J. Paul Charron
Chairman of the Board	President and Chief Executive Officer

Acclaim Energy Trust
Consolidated Statements of Earnings and Accumulated Earnings
	Three Months Ended Dec 31		Year Ended Dec 31

($000s except per unit amounts)	2005	2004	2005	2004

REVENUE
Petroleum and natural gas sales	$ 234,098	$ 170,504	$ 800,249	$ 521,514
Royalty expense (net of Alberta Royalty Tax Credit)	(52,303)	(36,368)	(175,723)	(103,957)
	181,795	134,136	624,526	417,557
EXPENSES
Operating	32,930	31,978	125,448	98,001
Transportation	3,316	2,896	9,897	8,807
General and administrative	5,705	5,836	21,586	17,013
Interest	3,922	3,326	13,752	12,054
Interest on convertible debentures	453	1,153	4,357	4,651
Unit-based compensation (Note 9)	11,600	3,188	27,984	9,016
Depletion, depreciation and amortization	55,233	64,680	233,693	179,557
Accretion	1,041	1,082	4,560	3,045
Realized loss on financial derivatives	25,697	13,836	80,157	39,351
Unrealized loss on financial derivatives (Note 12)	(47,319)	(28,653)	20,635	11,093
	92,578	99,322	542,069	382,588

Earnings before taxes	89,217	34,814	82,457	34,969
Provision for capital taxes	3,143	654	8,036	2,535
Future income taxes (Note 12)	37,412	10,424	8,573	1,171

NET EARNINGS BEFORE NON-CONTROLLING INTEREST	48,662	23,736	65,848	31,263
Non-controlling interest	-	-	-	-
NET EARNINGS	48,662	23,736	65,848	31,263

Accumulated earnings, beginning of year	113,207	72,285	96,021	64,758

Accumulated earnings, end of year	$ 161,869	$ 96,021	$ 161,869	$ 96,021

Net earnings per unit (Note 13)
Basic	$ 0.44	$ 0.23	$ 0.61	$ 0.35
Diluted	$ 0.44	$ 0.23	$ 0.61	$ 0.35
See accompanying notes to consolidated financial statements.

Acclaim Energy Trust
Consolidated Statements of Cash Flows

	Three Months Ended Dec 31		Year Ended Dec 31
($000s except per unit amounts)	2005	2004	2005	2004

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings	$ 48,662	$ 23,736	$ 65,848	$ 31,263
Adjustments for:	-	-	-	-
Unit-based compensation	11,448	3,192	27,166	7,344
Depletion, depreciation and amortization	55,233	64,023	233,693	179,557
Accretion	1,041	1,082	4,560	3,045
Unrealized loss on financial derivatives	(47,319)	(28,653)	20,635	11,093
Future income taxes	37,412	10,424	8,573	1,171
Asset retirement costs incurred	(2,220)	(1,747)	(6,293)	(2,894)
Changes in non-cash operating working capital	42,946	17,320	(7,812)	(14,402)
	147,203	89,377	346,370	216,177

FINANCING ACTIVITIES
Proceeds from bank debt	(27,783)	(65,792)	25,301	74,848
Proceeds from issuance of units, net of issue costs	2,357	74,475	9,788	326,814
Proceeds from issuance of convertible debentures	-	(4,343)	-	70,657
Distributions to unitholders	(53,258)	(49,529)	(207,474)	(171,791)
Changes in non-cash financing working capital	902	140	1,231	1,340
	(77,782)	(45,049)	(171,154)	301,868
	69,421	44,328	175,216	518,045

INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(3,607)	(10,130)	(13,554)	(443,607)
Disposition of petroleum and natural gas properties	-	(528)	4,610	9,280
Capital expenditures	(74,608)	(40,633)	(176,888)	(95,379)
Changes in non-cash investing working capital	8,794	6,963	10,616	11,661
	(69,421)	(44,328)	(175,216)	(518,045)
Cash beginning and end of year	$ -	$ -	$ -	$ -

The Trust paid the following cash amounts in 2005 and 2004:
Interest paid	$ 8,566	$ 2,026	$ 19,994	$ 10,697
Capital taxes paid	$ 463	$ 79	$ 4,033	$ 1,832
See accompanying notes to consolidated financial statements

 Acclaim Energy Trust

Notes to the Consolidated Financial Statements

Years Ended December 31, 2005 and 2004 (tabular amounts in $000s except for unit amounts, unaudited)

1.  SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Acclaim” or the “Trust”).  The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimated.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the following significant accounting principles.

In particular the amounts recorded for depletion and depreciation of property and equipment, the impairment test and asset retirement obligations are based on estimates of proven reserves, production rates, future crude oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Petroleum and natural gas properties

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis.  Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.  Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers.  Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs.  Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The Trust follows CICA Accounting Guideline 16 “Oil and gas accounting – full cost”, (“AcG-16”).  Pursuant to AcG-16, the Trust places a limit on the aggregate carrying value of the Trust’s petroleum and natural gas properties.  An impairment loss exists when the carrying amount of the Trust’s petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves.  If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to earnings.  Reserves are determined pursuant to National Instrument 51-101.

Goodwill

The Trust recognizes goodwill on corporate acquisitions when the total purchase price exceeds the fair value of net identifiable assets and liabilities of the acquired entity.  Goodwill is tested annually at year-end for impairment or as events occur that could result in impairment.  Impairment is recognized based on the fair value of the Trust compared to the book value of the Trust.  If the fair value of the Trust is less that the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for its fair value. The excess of the fair value over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

Hedging Relationships

The Trust follows Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period.  The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the Accounting Guideline 13.  Therefore, the Trust has elected to not apply hedge accounting and to follow the fair value accounting method for all financial instruments.

Asset Retirement Obligations

The Trust recognizes as a liability the estimated fair value of the future retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying asset.  The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

Joint venture

A portion of the Trust’s development and production activities are conducted jointly with others.  These financial statements reflect only the Trust’s proportionate interest in such activities.

Revenue recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Unit Award Incentive Plan

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust.  Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held.  Compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statements for unexercised rights.  Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.  See Note 9 for a description of the plan.

Income taxes

The Trust is a taxable entity under the Canadian Income Tax Act (“Act”) and is taxable only on income that is not distributed or distributable to the unitholders.  As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust’s corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.  These cash equivalents primarily consist of funds on deposit under various terms or Banker’s Acceptances utilized to fix the interest rate on bank debt.  Cash and cash equivalents are stated at cost which approximates fair value.

Per unit  information

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares.  Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options and convertible debentures.  The treasury method assumes that proceeds from the exercise of “in-the-money” unit options and exercise of the convertible debentures are used to re-purchase units at the prevailing market rate.

2.  ACQUISITION

ChevronTexaco Property Acquisition

On June 30, 2004, Acclaim acquired from ChevronTexaco Corporation certain conventional oil and gas interests in Western Canada.  The acquisition was financed through the issuance of trust units, 8% convertible debentures (Note 5), and debt.

The allocation of the purchase cost of the assets was as follows:

Petroleum and natural gas properties	$ 477,168
Future income taxes	(31,275)
Asset retirement obligations	(12,733)
Cash purchase consideration	$ 433,160

3.  PROPERTY, PLANT AND EQUIPMENT

	2005	2004
Property, plant and equipment, at cost	$ 1,955,472	$ 1,747,305
Accumulated depletion and depreciation	637,555	406,459
	$ 1,317,917	$ 1,340,846

Costs relating to unproved properties of $42.5 million (2004 - $41.5 million) were excluded from costs subject to depletion and depreciation.

An impairment test calculation was performed on the Trust’s property, plant and equipment at December 31, 2005 and 2004 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust’s property, plant and equipment.

The following table outlines benchmark prices used in the impairment test:

Year	WTI ($US/bbl)	Exchange Rate	AECO ($CDN/mcf)
2006	40.00	0.82	6.35
2007	38.00	0.82	6.15
2008	36.00	0.82	6.00
2009	34.00	0.82	6.00
2010-2013	33.00	0.82	6.00
Thereafter (inflation %)	2.0%	0.0%	2.0%

4.  BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $400 million revolving production loan and a $25 million revolving operating loan, of which $309.1 million was drawn at December 31, 2005 (December 31, 2004 - $283.8 million).  The full facility bears interest at the lenders’ prime rate or Bankers’ Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio.  The effective interest rate on the credit facility for the year ended December 31, 2005 was 4.0 percent (2004 – 3.9 percent).  The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to semi-annual review where the lenders may re-determine the borrowing base at any time.

Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  The credit facility has been classified as long-term on the balance sheet at December 31, 2005 and 2004.

5.  CONVERTIBLE DEBENTURES

On June 15, 2004, the Trust issued $75.0 million, 8 percent convertible extendible unsecured subordinated debentures for net proceeds of $72.9 million after costs of the issue.  The debentures have a face value of $1,000 per debenture, a final maturity date of August 31, 2009, and are convertible into trust units of Acclaim at the option of the holder at any time at a price of $13.50 per trust unit.  The debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

On December 17, 2002, the Trust issued $45.0 million, 11 percent convertible, extendible, unsecured, subordinated debentures at a price of $1,000 per debenture.  The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $9.75 per unit.  Interest is payable semi-annually on June 30 and December 31 of each year.

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

	Number of Units Available
	on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2003	-	$ -
Issued, June 15, 2004	5,556	75,000
Converted to units during the year	(155)	$ (2,099)
Balance, December 31, 2004	5,401	72,901
Converted to units during the year	(4,395)	(59,330)
Balance, December 31, 2005	1,006	$ 13,571

ii) 11% Convertible Debentures
Balance, December 31, 2003	2,195	$ 21,416
Converted to units during the year	(1,523)	(14,854)
Balance, December 31, 2004	672	6,562
Converted to units during the year	(394)	(3,844)
Balance, December 31, 2005	278	$ 2,718
Total, December 31, 2005	1,284	$ 16,289

The fair value of the convertible debentures at December 31, 2005, based on quoted market value was $25.4 million (December 31, 2004 - $91.2 million).

6.  ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $68.2 million (December 31, 2004 - $58.6 million) based on a total future liability of $216.5 million (December 31, 2004 - $186.0 million).  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been computed using an inflation rate of 2.0 percent and discounted using a credit adjusted risk free rate of 8 percent.

The following table reconciles Acclaim’s asset retirement obligation:

Asset Retirement Obligations	2005	2004
Balance, beginning of year	$ 58,649	$ 32,722
Additions	1,551	13,947
Change in estimates	9,768	11,829
Settlement of liabilities during year	(6,293)	(2,894)
Accretion expense	4,560	3,045
Balance, December 31, 2005	$ 68,235	$ 58,649

7.  NON-CONTROLLING INTEREST

Balance, December 31, 2003	776	$ 8,566
Shares exchanged	(70)	(729)
Adjustment to exchange ratio for distributions	102	-
Balance, December 31, 2004	808	7,837
Shares exchanged	(428)	(4,033)
Adjustment to exchange ratio for distributions	50	-
Balance, December 31, 2005	430	$ 3,804

Subsequent to year end, all exchangeable shares were exchanged into units of the Trust pursuant to the Arrangement described in Note 16.

8.  CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units. There are no special voting units outstanding.  Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered.  Cash payments for units tendered are limited to $100,000 per month.  The Trust may issue notes for redemption in excess of cash payments.

	2005		2004
	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	103,580	$ 1,003,294	74,601	$ 660,048
Issued for cash
Pursuant to equity offerings, net of costs	-	(350)	26,825	320,171
Employee Unit Savings Plan	107	1,646	160	2,155
Distribution reinvestment plan	546	8,492	235	3,122
Exercise of unit options	-	-	11	116
Conversion of 11% debentures	394	3,844	1,523	14,854
Conversion of 8% debentures	4,395	59,330	155	2,099
Conversion of exchangeable shares	428	4,033	70	729
Unit award incentive plan	454	7,170	-	-
	109,904	1,087,459	103,580	1,003,294
Unit purchase loan receivable	-	-	-	(1,231)
Balance, end of year	109,904	$ 1,087,459	103,580	$ 1,002,063

On October 4, 2004, the Trust issued 5.3 million trust units at $14.25 per trust unit for gross proceeds of $75.5 million.  Net proceeds of the issuance after underwriting fees and expenses were $71.4 million.  The net proceeds from the financing were used to partially repay indebtedness incurred with the ChevronTexaco acquisition and to expand Acclaim’s capital expenditure program.

On June 15, 2004, the Trust issued 16.4 million trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible extendible unsecured debentures in connection with the ChevronTexaco acquisition (Note 2).  Net proceeds of the issuance after the underwriting fees and expenses amounted to approximately $262.0 million.

On April 19, 2004, the Trust issued 5.2 million trust units at $12.00 per trust unit for gross proceeds of $62.1 million.  Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

Distribution reinvestment plan

Canadian unit holders may elect to reinvest their cash distributions into additional units of the Trust.  During 2005, 546,000 units were issued with $8.5 million being credited to capital.

Unit purchase loan receivable

The unit purchase loan receivable at December 31, 2004 was outstanding from employees and directors of the Trust.  The loan receivable was secured by the units purchased and was being repaid by the distributions on those units.  The units purchased had a market value of $4.3 million at December 31, 2004 and the loan was fully repaid in 2005.

9.  UNIT-BASED COMPENSATION PLAN

The Trust previously had a unit-based compensation plan (the “Option Plan”) under which units of the Trust were reserved for issuance to employees, officers and directors.  Under the terms of the Plan, an option holder was able to exercise a right to sell their options to the Trust.  Compensation expense on unexercised rights was determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and was deferred and recognized in income over the vesting period of the rights.

The following table summarizes the activity for the Option Plan:

		Weighted
	Number	Average
	of Options	Exercise
	(000s)	Price
Outstanding, December 31, 2003	2,737	$10.15
Exercised	(12)	$9.67
Repurchased and cancelled	(2,725)	$ -
Outstanding, December 31, 2004	-	$ -

On May 19, 2004, the unitholders of Acclaim approved a Unit Award Incentive Plan to replace the Option Plan.  The plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Trust Units (“RTU’s”) and Performance Trust Units (“PTU’s”) to directors, officers, employees and consultants of the Trust and its affiliates.  The RTU’s vest over a three-year period.  The PTU’s vest on the third anniversary of the date of the grant. The number of PTU’s granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies.  The Unit Plan also allows for accelerated vesting of both RTU’s and PTU’s upon the occurrence of certain events.  A holder of an RTU or PTU may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the RTU or PTU is outstanding.

The following table summarizes the activity for the RTU’s and PTU’s.

	Number of RTU's	Number of PTU's
	(000s)	(000s)
Balance, December 31, 2003	-	-
Granted	1,143	382
Forfeited	(52)	(8)
Balance, December 31, 2004	1,091	374
Granted	450	277
Exercised	(454)	-
Forfeited	(122)	(59)
Balance, December 31, 2005	965	592

All RTU’s and PTU’s vested on January 5, 2006 pursuant to the Arrangement described in Note 16.  At the time, 2,152,000 units were issued to holders of RTU’s and PTU’s.  Compensation expense in 2005 reflects the full vesting of the RTU’s and PTU’s that occurred subsequent to year end.  The liability for vested rights was included in the contributed surplus.  Compensation expense of $28.0 million (2004 - $9.0 million) was recorded during the year to reflect the change in fair value (based on period end price of the units) of the RTU’s and PTU’s.  Unit based compensation of $11.0 million (2004 - $nil) was capitalized and included in property, plant and equipment.

Employee Unit Savings Plan

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary.   All amounts are then invested in units of the Trust by way of market purchases or issuances from Treasury.  During 2005, 107,000 (2004 – 160,000) units were issued from Treasury under the Employee Unit Savings Plan with $1.6 million (2004 - $2.2 million) being credited to capital (Note 8).  The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

10.  ACCUMULATED DISTRIBUTIONS

The table below shows the cumulative distributions to unit holders:

Distributions on issued units	$/Unit	Amount

Three months ended December 31, 2002	$ 0.488	$ 19,025
Three months ended March 31,2003	0.488	24,431
Three months ended June 30, 2003	0.488	27,756
Three months ended September 30, 2003	0.488	33,231
Three months ended December 31, 2003	0.488	35,920
Year ended December 31, 2003	$ 1.950	$ 121,338
Three months ended March 31, 2004	0.488	36,410
Three months ended June 30, 2004	0.488	42,002
Three months ended September 30, 2004	0.488	47,882
Three months ended December 31, 2004	0.488	50,447
Year ended December 31, 2004	$ 1.950	$ 176,741
Three months ended March 31, 2005	0.488	50,902
Three months ended June 30, 2005	0.488	51,287
Three months ended September 30, 2005	0.488	52,909
Three months ended December 31, 2005	0.488	53,379
Year ended December 31, 2005	$ 1.950	$ 208,477
Accumulated distributions	$ 6.338	$ 525,581

11.  INCOME TAXES

The Trust and Other Non-Corporate Entities

The Trust is an inter vivos trust for income tax purposes.  Accordingly, the Trust is taxable on any taxable income that is not allocated to the unitholders.  The Trust intends to allocate all taxable income to the unitholders.  Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

The Trust had no taxable income in 2005 or 2004.

The Trust also owns interests directly or indirectly in various non-corporate entities which are considered flow-through entities for tax purposes.  These entities are designed to allocate 100 percent of their taxable income to the Trust and therefore do not recognize future income taxes on differences between the carrying value and the tax value of their net assets.  The Trust and other non-corporate entities had the following tax pools:

	2005	2004
Canadian oil and gas property expense	$ 8,460	$ 3,843
Undepreciated capital cost	69,915	64,635
Canadian development expenditures	5,961	1,148
Tax losses carried forward	-	577
Share issue costs	10,868	14,357
	$ 95,204	$ 84,560

Corporate Subsidiaries

The Trust has recorded a net future income tax liability associated with the temporary differences of the corporate subsidiaries as at December 31, 2005 and 2004 relating to the following:

	2005	2004
Capital assets in excess of tax value	$ 233,103	$ 221,592
Asset retirement obligations	(18,703)	(15,939)
Financial derivatives	(10,976)	(3,884)
Finance expense charged to unitholders' equity	(1,314)	(2,146)
Tax losses carried forward	-	(6,086)
	$ 202,110	$ 193,537

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2005	2004
Net Earnings before taxes	$ 82,457	$ 34,969
Statutory income tax rate	38.12%	39.64%

Expected income tax expense	$ 31,433	$ 13,862
Add (deduct) the tax effect of:
Non-deductible crown charges	15,454	14,651
Non-deductible compensation expense	10,356	2,911
Net income attributed to the Trust	(31,693)	(14,041)
Resource allowance	(13,720)	(11,793)
Effect of change in tax rates and other	(3,257)	(4,419)
Future income tax expense (recovery)	8,573	1,171
Capital tax expense	8,036	2,535
Total tax expense (recovery)	$ 16,609	$ 3,706

12.  FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, current liabilities and bank debt.  The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments.  The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate.  The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments.  The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The Trust has entered into the following financial contracts and fixed price physical contracts for 2005 and future years:

Future Commodity Contracts
Daily Quantity	Contract Price	Term
Natural Gas - Collars (AECO)
5,000 Gj/d	Cdn$7.00 - $10.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 - $10.25	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 - $11.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.57 - $11.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.50 - $13.05	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$12.00 - $15.68	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$11.00 - $18.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 - $9.50	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn$7.00 - $9.75	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn$8.00 - $12.00	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn$8.50 - $12.70	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn$8.00 - $13.80	April 1, 2006 - October 31, 2006
10,000 Gj/d	Cdn$8.00 - $11.25	April 1, 2006 - October 31, 2006
10,000 Gj/d	Cdn$8.00 - $14.50	November 1, 2006 - March 31, 2007
5,000 Gj/d	Cdn$8.00 - $15.60	November 1, 2006 - March 31, 2007
10,000 Gj/d	Cdn$9.00 - $15.00	November 1, 2006 - March 31, 2007
Natural Gas - Participating Swaps (AECO)
5,000 Gj/d	Cdn$7.00 + 65% participation	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 + 75% participation	November 1, 2005 - March 31, 2006
Crude Oil - Collars (WTI)
1,000 bbl/d	US$40.00 - $50.87	January 1, 2006 - December 31, 2006
1,000 bbl/d	US$40.00 - $52.90	January 1, 2006 - December 31, 2006
500 bbl/d	US$45.00 - $67.00	January 1, 2006 - December 31, 2006
1,000 bbl/d	US$50.00 - $80.28	January 1, 2006 - December 31, 2006
1,000 bbl/d	US$50.00 - $77.00	January 1, 2007 - December 31, 2007
1,000 bbl/d	US$53.00 - $77.00	January 1, 2007 - December 31, 2007
Crude Oil - Three Way Collars (WTI)
1,000 bbl/d	US$45.00-52.00-54.95	January 1, 2006 - December 31, 2006
Crude Oil Participating Swaps (WTI)
500 bbl/d	US$45.00 + 79% Participation	January 1, 2006 - December 31, 2006
500 bbl/d	US$50.00 + 55% Participation	January 1, 2006 - December 31, 2006
Crude Oil - Fixed Price Contracts (WTI)
1,000 bbl/d	US$48.12	January 1, 2006 - December 31, 2007
500 bbl/d	US$48.08	January 1, 2006 - December 31, 2007
Alberta Power - Fixed Price Contracts (Alberta Power Pool)
2 MWh	Cdn$47.50	January 1, 2005 - December 31, 2006
5 MWh	Cdn$48.25	January 1, 2006 - December 31, 2006

The following table is a reconciliation of the change in the fair value of the financial derivative instrument during the year:

	2005	2004
Amortization of financial derivative loss	$ 2,818	$ 8,362
Unrealized loss on financial derivatives	17,817	2,731
	$ 20,635	$ 11,093

The estimated fair value of financial derivative instruments is based on quoted market prices.

13.  NET EARNINGS PER UNIT

Net earnings per unit has been calculated based on the following:

	2005	2004
Weighted average units outstanding	106,591	88,877
Units issuable on conversion of exchangeable shares	611	706
Basic weighted average units and exchangeable shares outstanding	107,202	89,583
Dilutive impact of RTU's and PTU's	1,512	780
Diluted weighted average units outstanding	108,714	90,363

Units potentially issuable on the conversion of convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

14.  COMMITMENTS AND GUARANTEES

In addition to financial derivative commitments, the Trust has the following commitments:

	Total	2006	2007	2008	2009	2010	Therafter
Credit facility	$ 309,146	-	-	-	-	-	$ 309,146
Convertible debentures	16,289	-	2,718	-	13,571	-	-
Office lease	21,531	4,677	4,677	4,677	4,677	1,613	1,210
	$ 346,966	4,677	7,395	4,677	18,248	1,613	$ 310,356

15.  CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta.  Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005.  The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $50.0 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site.  Acclaim is currently working through the claims process with its insurers.  At December 31, 2005, costs approximating $50.0 million had been incurred of which $49.4 million has been paid to suppliers for services provided.  Insurance recoveries to date total $35.0 million.  The Trust is currently finalizing all remaining claims with its insurers.  Although certain cost associated with the claim will not be recovered, we do not expect such amounts to be material.

16. SUBSEQUENT EVENTS

a)  On September 19, 2005, Acclaim and StarPoint Energy Trust (“StarPoint”) jointly announced that their respective Boards of Directors had unanimously approved a proposal to combine the two entities pursuant to a Plan of Arrangement (“Arrangement”) which resulted in the creation of Canetic Resources Trust (“Canetic”).  The merger received both Acclaim and StarPoint unitholder approval on December 19, 2005 and the Arrangement closed on January 5, 2006.  Each Acclaim unitholder received 0.8333 of a Canetic unit for each unit they owned and each StarPoint unitholder received 1.000 Canetic unit for each unit they owned.  Unitholders in both Acclaim and StarPoint also received common shares in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), with assets from both Acclaim and StarPoint.  Each Acclaim unitholder received 0.083 of a TriStar common share for each unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each unit they owned. In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each unit they owned.  The merger will be accounted for as an acquisition by Canetic using the purchase method of accounting.  Acquisition costs of $12 million have been included in deferred costs.

b)  Concurrent with the Arrangement, Canetic entered into a new credit facility with a syndicate of chartered banks that includes an extendible revolving credit facility of $1,100 million and a working capital facility of $50 million.  Canetic may draw under the credit facility by way of:

a)

Prime rate loans in Canadian dollars

b)

U.S. base rate loans in U.S. dollars

c)

Canadian and U.S. dollar Banker’s Acceptances

d)

London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars

e)

Letters of Credit to be issued in Canadian or U.S. dollars

The credit facility will be available on a revolving basis for a period ending May 31, 2006.  Canetic may request an extension of the revolving period for a maximum period of 364 days.  In the event that the extension is not approved, the unutilized portion of the credit facility will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two year non-revolving loan repayable in equal quarterly installments commencing on the first anniversary of the term period.  Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate.  The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement.  The credit facility is unsecured.

c)  The Board of Directors of Canetic approved a Restricted Unit and Performance Unit incentive plan (the “Plan”). Under the terms of the Plan, both Restricted and Performance Units may be granted to directors, officers, employees of, and consultants and services providers to the Trust or any of its subsidiaries. Restricted units of the Trust vest evenly over three years, commencing on the first anniversary date of grant, with the number of Trust Units issued adjusted for the value of the distributions from the time of the granting to the time when the Trust Units are issued.

Performance units vest on the third anniversary date of the grant, adjusted for the value of the distributions, plus a further upward or downward adjustment based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts.

ADVISORY: Certain information regarding Canetic Resources Trust and/or Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's operations or financial results are included in Canetic’s or Acclaim's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Canetic’s website (www.canetictrust.com) Acclaim's website (www.acclaimtrust.com) or by contacting Canetic.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and neither Canetic or Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

For further information contact:

J. Paul Charron

President and Chief Executive Officer

(403) 539-6300

or

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

Toll Free: 1-877-539-6300

info@acclaimtrust.com

www.acclaimtrust.com